Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

COLORMATRIX GROUP, INC.,

AUDAX COLORMATRIX HOLDINGS, LLC,

2011 COLORNEWTON, INC.

and

POLYONE CORPORATION

Dated as of September 30, 2011

i

4.11 Solvency	24
4.12 Investigation	24

ARTICLE 5 PRE-CLOSING COVENANTS	24
5.01 Conduct of the Business	24
5.02 Access to Books and Records	25
5.03 Regulatory Filings	25
5.04 Conditions	26
5.05 Exclusive Dealing	26
5.06 Notification	26
5.07 Information Statement	26
5.08 Real Property Matters	27

ARTICLE 6 post-closing covenants of parent and merger sub	27
6.01 Access to Books and Records	27
6.02 Director and Officer Liability and Indemnification	27
6.03 Contact with Employees	28

ARTICLE 7 TERMINATION	28
7.01 Termination	28
7.02 Effect of Termination	29

ARTICLE 8 ADDITIONAL COVENANTS AND AGREEMENTS	29
8.01 Survival	30
8.02 Indemnification of Parent	30
8.03 Indemnification of Holders	31
8.04 Expiration of Claims	32
8.05 Inter-Party Claims	32
8.06 Third Party Claims	32
8.07 Mitigation	33
8.08 Determination of Loss Amount	34
8.09 Acknowledgment by Parent	34
8.10 Tax Matters	35
8.11 Further Assurances	38
8.12 Financing	38

ARTICLE 9 REPRESENTATIVE	41
9.01 Representative	41

ARTICLE 10 DEFINITIONS	42
10.01 Definitions	42
10.02 Other Definitional Provisions	52

ARTICLE 11 MISCELLANEOUS	53
11.01 Press Releases and Communications	53
11.02 Expenses	53
11.03 Prevailing Party	53
11.04 Knowledge Defined	53
11.05 Notices	54
11.06 Assignment	54
11.07 Severability	55
11.08 No Strict Construction	55
11.09 Amendment and Waiver	55
11.10 Complete Agreement	55
11.11 Counterparts	56

ii

11.12 Obligations of Parent and Merger Sub	56
11.13 Governing Law	56
11.14 Consent to Jurisdiction and Service of Process	56
11.15 Waiver of Jury Trial	56
11.16 No Third Party Beneficiaries	57
11.17 Representation of the Holders and their Affiliates	57
11.18 Deliveries to Parent or Merger Sub; Disclaimer	57
11.19 Conflict Between Transaction Documents	58
11.20 Specific Performance	58
11.21 Consents	58
11.22 Deposit	58

Exhibits and Disclosure Schedules

Exhibit A	-	Escrow Agreement
Exhibit B	-	Letter of Transmittal
Exhibit C		[Intentionally Omitted]
Exhibit D	-	Term B Commitment Letter
Exhibit E	-	ABL Commitment Letter
Exhibit F	-	Cash on Hand
Exhibit G	-	Option Cancellation and Release Agreement

Accounting Principles Schedule

Affiliated Transactions Schedule

Authorization Schedule

Brokerage Schedule

Capitalization Schedule

Conduct of Business Schedule

Contracts Schedule

Covered Matters Schedule

Developments Schedule

Employee Benefits Schedule

Employment and Labor Matters Schedule

Environmental Schedule

Financial Statements Schedule

Indebtedness Pay-Off Schedule

Insurance Schedule

Intellectual Property Schedule

Leased Real Property Schedule

Liens Schedule

Litigation Schedule

Owned Real Property Schedule

Parent Broker Schedule

Permitted Liens Schedule

Required Consents Schedule

Subsidiary Schedule

Tax Schedule

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of September 30, 2011, by and among POLYONE CORPORATION, an Ohio corporation (“Parent”), 2011 COLORNEWTON, INC., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), COLORMATRIX GROUP, INC., a Delaware corporation (the “Company”), and AUDAX COLORMATRIX HOLDINGS, LLC, a Delaware limited liability company (“Audax ColorMatrix”), solely in its capacity as representative of the Holders pursuant to Article 9 hereof (“Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10 below.

WHEREAS, this Agreement contemplates a transaction in which Parent will acquire the Company pursuant to a transaction in which Merger Sub, a wholly-owned subsidiary of Parent, will merge with and into the Company, with the Company surviving such merger, in accordance with the Delaware General Corporation Law (the “DGCL”), and the holders of the Company’s Common Stock and Options will receive cash as consideration in such merger;

WHEREAS, the board of directors of the Company has, upon the terms and subject to the conditions set forth herein, (i) approved this Agreement and the transactions contemplated hereby and (ii) recommended approval of the Merger and approval of this Agreement by the Holders;

WHEREAS, Shareholders holding at least 90 percent of the outstanding Common Stock, will, promptly following the Company’s, Parent’s and Merger Sub’s full execution and delivery of this Agreement, execute written consents adopting this Agreement and approving the transactions contemplated hereby in accordance with the DGCL and the Company’s certificate of incorporation and bylaws, in each case as in effect as of the date hereof (the “Shareholder Approval”);

WHEREAS, the boards of directors of Parent and Merger Sub, and Parent, in its capacity as the sole equityholder of Merger Sub, have each, upon the terms and subject to the conditions set forth herein, approved and consented to the Merger, the execution by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby in accordance with the DGCL as well as all other applicable Law; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the parties agree as follows:

ARTICLE 1

THE MERGER

1.01 The Merger.

(a) Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL (the “Merger”), whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

1.02 Closing; Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the exchange of documents and signatures, on the third Business Day following satisfaction or waiver of the conditions to the Closing set forth in Article II below (other than conditions which are to be satisfied on the Closing Date, which shall be satisfied on the Closing Date) or on such other date as is mutually agreed to by Parent and Representative in writing; provided, that in no event shall the Closing occur prior to November 21, 2011. Subject to Section 7.01, the failure to consummate the Closing on the date determined by this Section 1.02 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation hereunder. The date of the Closing is herein referred to as the “Closing Date”. At the Closing, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective as of the date and time of such filing or such other time after such filing as Merger Sub and the Company shall agree in the Certificate of Merger (the “Effective Time”).

1.03 Certificate of Incorporation; Bylaws; Directors and Officers.

(a) The certificate of incorporation of Merger Sub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law.

(b) The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

(c) The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers, respectively, of the Surviving Corporation, until their respective successors are duly elected or appointed or their earlier resignation or removal.

1.04 Conversion of Common Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any Common Stock Certificates:

(a) except as otherwise provided in Section 1.04(b) or Section 1.07, each share of Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive at the Closing an amount equal to the Aggregate Merger Consideration divided by the Full Dilution Number (the “Per Share Price”), plus such other rights as are provided for herein, provided, that the aggregate amount payable to each Shareholder under this Agreement will be net of any Shareholder Loan Amount applicable to such Shareholder. From and after the Effective Time, the holder(s) of certificates, if any, evidencing ownership of Common Stock outstanding immediately prior to the Effective Time (the “Common Stock Certificates”) shall cease to have any rights with respect to such shares of Common Stock except as otherwise provided for herein or under applicable Law (for the avoidance of doubt, fractional shares will be converted into the right to receive the applicable fraction of the Per Share Price);

(b) each share of Common Stock owned by the Company or Parent immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist without payment of any consideration with respect thereto; and

(c) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

1.05 Cancellation of Options. Prior to the Effective Time, the Company and the board of directors of the Company or a committee thereof will take (or will cause to be taken) all actions necessary such that:

(a) At the Effective Time, each Option issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive, after receipt by the Surviving Corporation of an Option Termination Agreement, an amount in cash determined by multiplying (1) the excess, if any, of the Per Share Price over the applicable exercise price of such Option by (2) the number of shares of Common Stock such Optionholder could have purchased had such Optionholder exercised the outstanding portion of such Option (whether or not vested and as determined as of immediately prior to the Effective Time before giving effect to any forfeiture or termination occurring by reason of the consummation of the transactions contemplated by this Agreement) in full by paying the exercise price therefor in cash immediately prior to the Effective Time, less such Optionholder’s Shareholder Loan Amount, if applicable (the “Option Consideration”), plus such other rights as are provided for herein.

(b) As of the Effective Time, all Options shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, each Optionholder shall cease to have any rights with respect thereto, except as otherwise provided for herein or by applicable Law, and the Option Plan shall terminate as of the Effective Time.

1.06 Surrender and Payment.

(a) At least two Business Days prior to the Closing Date, the Company will deliver to Parent its good faith estimate of each component of the Aggregate Merger Consideration (the “Estimated Aggregate Merger Consideration”). At the Closing, Parent shall pay, or shall cause the Surviving Corporation to pay, in cash by wire transfer of immediately available funds, the Estimated Aggregate Merger Consideration, the Escrow Amount, the Adjustment Escrow Amount, the Covered Matters Escrow Amount, the Representative Expense Amount, the balance of amounts of the Indebtedness identified on the Indebtedness Pay-Off Schedule and outstanding Holder Transaction Expenses as follows:

(i) the Escrow Amount shall be deposited into an escrow account (the “Escrow Account”) on the Holders’ behalf, which shall be established pursuant to the Escrow Agreement; provided, that $10 million of such amount shall be deposited by the Company from the funds deposited by Parent with the Company pursuant to Section 11.22.

(ii) (A) the Adjustment Escrow Amount shall be deposited into an escrow account (the “Adjustment Escrow Account”), which shall be established pursuant to the Escrow Agreement, and (B) the Covered Matters Escrow Amount shall be deposited into an escrow account (the “Covered Matters Escrow Account”), which shall be established pursuant to the Escrow Agreement;

(iii) all amounts necessary to fully discharge the then outstanding balances of the Indebtedness identified on the Indebtedness Pay-Off Schedule shall be deposited into accounts specified by Representative (such accounts to be specified in writing at least two Business Days prior to the Closing Date);

(iv) all amounts necessary to fully discharge the then outstanding balances of Holder Transaction Expenses shall be deposited into accounts specified by Representative (such accounts to be specified in writing at least two Business Days prior to the Closing Date);

(v) $1,000,000 (such amount, the “Representative Expense Amount”) shall be deposited into an account specified by Representative (such account to be specified at least two Business Days prior to the Closing Date) for purposes of satisfying costs, expenses and/or liabilities incurred in its capacity as Representative and otherwise in accordance with this Agreement;

(vi) with respect to each Shareholder (other than with respect to Dissenting Shares), after receipt of a Letter of Transmittal by the Surviving Corporation and surrender of such Shareholder’s Common Stock Certificate(s), the estimated Per Share Price for such shares of Common Stock represented by such Common Stock Certificate(s) shall be paid to such Shareholder. Until so surrendered (at which time Parent shall, or shall cause the Surviving Corporation to, make the applicable payment to such Person), each such Common Stock Certificate shall represent after the Effective Time for all purposes only the right to receive such cash payment, without interest, as provided in this Agreement; and

(vii) with respect to each Optionholder, after receipt of an Option Termination Agreement by the Surviving Corporation, the Option Consideration for the Options held by such Optionholder shall be paid to or for the benefit of such Optionholder; provided that all payments with respect to Options received in respect of employment shall be paid (less any applicable Tax withholdings) to the Optionholder through the Company’s payroll procedures. For the avoidance of doubt, no action shall be required on the part of an Optionholder in order receive the Option Consideration payable in respect of each Option held by him or her.

(viii) Representative shall provide Parent with a flow of funds setting forth the amounts to be paid pursuant to this Section 1.06 (including the amount payable to each Shareholder and the aggregate amount payable to all Optionholders prior to any applicable Tax withholding) along with wire instructions therefore at least two Business Days prior to the Closing Date.

(b) As promptly as possible, but in any event within 60 days after the Closing Date, Parent will deliver to Representative (i) an unaudited, consolidated balance sheet of the Company and its Subsidiaries as of the Closing and (ii) its calculation of the Aggregate Merger Consideration (together, the “Closing Statement”). The Closing Statement will be prepared in a manner consistent with the definitions of the terms “Cash on Hand”, “Indebtedness”, “Holder Transaction Expenses” and “Net Working Capital” and the accounting principles and practices referred to in the Accounting Principles Schedule. The Closing Statement will entirely disregard (i) any and all effects on the assets or liabilities of the Company and its Subsidiaries after the Closing as a result of the transactions contemplated hereby or of any financing or refinancing arrangements entered into at any time by Parent or any other transaction entered into by Parent in connection with the consummation of the transactions contemplated hereby, and (ii) any of the plans, transactions, or changes which Parent intends to initiate or make or cause to be initiated or made after the Closing with respect to the Surviving Corporation and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to Parent or any of its assets or liabilities.

(c) Parent will, and will cause the Surviving Corporation to, (i) provide Representative and its representatives with reasonable access during normal business hours to the books,

records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Surviving Corporation to the extent necessary or useful for their review of the Closing Statement, and (ii) cooperate with Representative and its representatives in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Closing Statement as reasonably requested by Representative or its representatives; provided, that such access and cooperation does not unreasonably interfere with the normal operations of the Company. If Representative has any objections to the Closing Statement, Representative will deliver to Parent a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items and amounts to which Representative objects (the “Disputed Items”). If an Objections Statement is not delivered to Parent within 60 days after delivery of the Closing Statement, the Closing Statement as prepared by Parent will be final, binding and non-appealable by the parties. Representative and Parent will negotiate in good faith to resolve the Disputed Items, but if they do not reach a final resolution within 30 days after the delivery of the Objections Statement to Parent, Representative and Parent will submit any unresolved Disputed Items within five days to KPMG LLP (the “Accounting Firm”). In the event the parties submit any unresolved Disputed Items to the Accounting Firm, each party will submit a proposed solution to the Disputed Items, together with such supporting documentation as it deems appropriate, to the Accounting Firm within 10 days after the date on which such unresolved Disputed Items were submitted to the Accounting Firm for resolution. Representative and Parent will use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable, but in any event within 30 days after the date on which the Accounting Firm receives the proposed solutions prepared by Representative and Parent. The Accounting Firm will resolve such dispute by choosing, in its entirety, the solution proposed by either Representative or Parent, and will make no other resolution of such dispute (including by combining elements of the proposed solutions submitted by both parties). Representative and Parent will use their respective commercially reasonable efforts to cause the Accounting Firm to notify them in writing of its resolution of such dispute as soon as practicable, and in any event, no later than the time set forth above. The Closing Statement selected by the Accounting Firm will be final, binding and non-appealable by the parties. Each party will bear its own costs and expenses in connection with the resolution of such dispute by the Accounting Firm. One-half of the costs and expenses of the Accounting Firm will be paid by Representative and the remainder of such costs and expenses will be paid by Parent.

(d) If the Aggregate Merger Consideration as finally determined pursuant to Section 1.06(c) (the “Final Aggregate Merger Consideration”) is greater than the Estimated Aggregate Merger Consideration, then, within 5 Business Days after the determination of the Final Aggregate Merger Consideration, Parent will pay or will cause the Surviving Corporation to pay, by wire transfer of immediately available funds, to each Holder that has previously received a payment pursuant to Section 1.06(a), such Holder’s Proportionate Share of such excess.

(e) If the Final Aggregate Merger Consideration is less than the Estimated Aggregate Merger Consideration, then, within 5 Business Days after the determination of the Final Aggregate Merger Consideration, Parent and Representative will jointly instruct the Escrow Agent to pay to Parent, by wire transfer of immediately available funds, an amount equal to such shortfall from the Adjustment Escrow Funds.

(f) All payments required pursuant to Sections 1.06(d) and 1.06(e) will be deemed to be adjustments for Tax purposes to the Final Aggregate Merger Consideration.

1.07 Treatment of Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, holders of Common Stock who have properly demanded appraisal of such shares pursuant to, and who comply in all respects with, the provisions of Section 262 of the DGCL (“Dissenting Shares”) shall not have such shares converted as provided herein, but instead such Holders shall be entitled to such rights (and only such rights) as are granted under Section 262 of the DGCL. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and except as otherwise provided by Law, each holder of Dissenting Shares shall cease to have any rights with respect thereto other than the rights granted pursuant to Section 262 of the DGCL. Notwithstanding the foregoing, if any Holder shall fail to validly perfect or shall otherwise waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such Holder is not entitled to the relief provided by Section 262 of the DGCL, then the rights of such holder under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time as set forth in Section 1.04.

1.08 No Further Ownership Rights in Capital Stock. The consideration paid in accordance with the terms hereof (including the Escrow Funds) shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Stock and the Options (including any rights to receive accrued but unpaid dividends or any liquidation preference on such Common Stock, if any), and, from and after the Effective Time, the holders of Common Stock Certificates and holders of Options shall cease to have any rights with respect thereto (including any rights to receive any accrued but unpaid dividends or any liquidation preference on such Common Stock, if any), except as otherwise expressly provided for in this Agreement and, if applicable, the Escrow Agreement. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Common Stock. If, after the Effective Time, Common Stock Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided hereunder.

1.09 Lost Certificates. If any Common Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Common Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the delivery of an agreement to indemnify by such Person against any claims that may be made against Parent or the Surviving Corporation with respect to such Certificate as is reasonably satisfactory to Parent, the Surviving Corporation will pay, in exchange for such lost, stolen or destroyed Common Stock Certificate, the applicable Per Share Price to be paid in respect of the Common Stock represented by such Common Stock Certificate as contemplated by this Article I.

ARTICLE 2

CONDITIONS TO MERGER

2.01 Conditions to All Parties’ Obligations. The obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions as of the Closing Date:

(a) The applicable waiting periods, if any, under the HSR Act and under any applicable Laws of Russia, Germany and the Ukraine will have expired or been terminated;

(b) Except for any pending or threatened suit, action or other proceeding directly or indirectly initiated by the party asserting its right not to consummate the transactions contemplated by this Agreement pursuant to this Section 2.01(b), no material action or proceeding brought by any Governmental Body will be pending wherein an unfavorable Order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and

(c) This Agreement will not have been terminated in accordance with Section 7.01.

2.02 Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) each of the representations and warranties of the Company contained in Article 3 that is (i) qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) not qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of such representation and warranty to be true and correct has not had a Material Adverse Effect; provided, that, notwithstanding the foregoing, the representations and warranties contained in Section 3.04 shall be true and correct in all respects (except for de minimis inaccuracies therein);

(b) the Company will have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;

(c) there shall not have occurred a Material Adverse Effect since the date hereof; and

(d) the Company will have delivered to Parent each of the following:

(i) a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (a), (b) and (c) above have been satisfied;

(ii) a certified copy of the resolutions duly adopted by the Company’s board of directors authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby;

(iii) (A) a certified copy of the certificate of incorporation of the Company and (B) a certificate of good standing or equivalent certificate of the Company from the State of Delaware, dated within 30 days of the Closing Date;

(iv) a copy of the Escrow Agreement, duly executed by Representative;

(v) payoff letters in a form reasonably satisfactory to Parent, with respect to the payoff amounts of the Indebtedness identified on the Indebtedness Pay-Off Schedule;

(vi) a certification conforming to the requirements of Treasury Regulation Section 1.1445-2(c)(3); and

(vii) all consents of any Governmental Body that are required for the consummation of the transactions contemplated hereby and which are set forth on the Required Consents Schedule.

2.03 Conditions to the Company’s Obligations. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) each of the representations and warranties set forth in Article 4 hereof will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of such representation and warranty to be true and correct has not had a material adverse effect on Parent’s or Merger Sub’s ability to perform the transactions contemplated hereby;

(b) each of Parent and Merger Sub will have performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing; and

(c) Parent will have delivered to the Company each of the following:

(i) a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the preconditions specified in subsections (a) and (b) hereof have been satisfied;

(ii) a copy of the Escrow Agreement, duly executed by Parent;

(iii) certified copies of the resolutions duly adopted by Parent’s board of directors (or equivalent governing body) and Merger Sub’s board of directors authorizing the execution, delivery and performance of this Agreement, the Merger and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby; and

(iv) (A) a certified copy of the certificate of incorporation or equivalent organizational document of Parent and Merger Sub and (B) a certificate of good standing or equivalent certificate from the jurisdictions in which Parent and Merger Sub are incorporated or formed, in each case, dated within 30 days of the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as follows:

3.01 Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Representative is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware, and each of the Company and Representative has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own and operate its properties and operate its business, except where the failure to hold such authorizations, licenses and permits would not, individually or in the aggregate, have a Material Adverse Effect. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

3.02 Subsidiaries. The attached Subsidiary Schedule sets forth for each Subsidiary of the Company (a) its name and jurisdiction of incorporation and (b) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder. All of the equity interests of the Company’s Subsidiaries have been duly authorized, are validly issued, fully paid and non-assessable. Except as set forth on the attached Subsidiary Schedule, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. Each of the Company’s Subsidiaries is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite power and authority and all authorizations, licenses and permits necessary to own and operate its properties and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

3.03 Authorization; Valid and Binding Agreement; No Breach.

(a) The execution, delivery and performance of this Agreement by the Company and Representative and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of the Company and Representative, as applicable, and no other proceedings on the Company’s or Representative’s part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed by the Company and Representative and, assuming that this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company and Representative, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) Except as set forth on the attached Authorization Schedule, the execution, delivery and performance of this Agreement by the Company and Representative and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default under, result in violation of, result in the creation of any Lien, other than Permitted Liens, upon any assets of the Company or any of its Subsidiaries, or require any material authorization, consent, approval, exemption or other action by or notice to any court, other Governmental Body or other third party, under (i) the provisions of the Company’s or any of its Subsidiaries’ or Representative’s certificate or articles of incorporation or organization, bylaws, applicable operating agreement, limited liability company agreement, or other applicable governing documents, (ii) any Material Contract to which the Company or any of its Subsidiaries is bound, or (iii) any Law or Order to which the Company or any of its Subsidiaries or the Representative is subject, other than (in the case of clauses (ii) and (iii) above only) any such breaches, defaults, violations or rights that would not have a Material Adverse Effect, and other than any such authorizations, consents, approvals, exemptions or other actions (A) required under the HSR Act or applicable antitrust or competition Laws of other jurisdictions, (B) that may be required by reason of participation of Parent and Merger Sub in the transactions contemplated hereby or (C) that may be required in connection with filing the Certificate of Merger.

3.04 Capital Stock. The authorized capital stock of the Company consists of 1,000,000 shares of Common Stock. Other than the Common Stock, there are no classes or series of capital stock authorized. As of the date hereof, there are 852,889.96 shares of Common Stock outstanding and Options which represent the right to purchase an aggregate of 56,971.18 shares of Common Stock. The attached Capitalization Schedule sets forth the names of the record holders of Common Stock and Options and the number of shares or Options, as applicable, held by each such Holder. All of the issued and outstanding shares of Common Stock have been duly authorized, are validly issued, fully paid, and non-assessable. Except as set forth on the Capitalization Schedule, neither the Company nor any of its Subsidiaries has any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no Contracts, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the

Company or any of its Subsidiaries. Except for the Common Stock and Options, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of the Company or any of its Subsidiaries, (b) securities convertible or exchangeable into capital stock of the Company or any of its Subsidiaries, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company or any of its Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company or such Subsidiary or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or any of its Subsidiaries. Except as set forth in the Capitalization Schedule, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

3.05 Financial Statements.

(a) The Financial Statements Schedule attached hereto consists of: (i) the Company’s unaudited consolidated balance sheet as of June 30, 2011 (the “Latest Balance Sheet”) and the related statement of income for the six-month period ended June 30, 2011 and (ii) the Company’s audited consolidated balance sheet and statement of income and cash flow for the fiscal years ended December 31, 2010, 2009 and 2008 (all such financial statements referred to in (i) and (ii), the “Financial Statements”). Except as set forth on the attached Financial Statements Schedule, the Financial Statements present fairly in all material respects the financial condition, cash flows and results of operations of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein in accordance with GAAP, consistently applied (subject in the case of the unaudited financial statements to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from year-end adjustments (which adjustments will not be material individually or in the aggregate)), and in each case were compiled from the books and records regularly maintained by the management of the Company used to prepare financial statements of the Company in accordance with GAAP, consistently applied. The books and records of the Company and its Subsidiaries fully reflect, in all material respects, the income, expenses, assets and liabilities of the Company and its Subsidiaries and provide a fair and accurate basis for the preparation of the Financial Statements in all material respects.

(b) Neither the Company nor any of its Subsidiaries has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for (i) liabilities reflected or reserved against of the Financial Statements, (ii) liabilities that have arisen after the date of the Latest Balance Sheet in the ordinary course of business (iii) liabilities that are included in Net Working Capital, (iv) liabilities being paid concurrently with Closing and (v) liabilities not in excess of $75,000 individually.

3.06 Absence of Certain Developments. Since December 31, 2010, there has not been any Material Adverse Effect. Since the date of the Latest Balance Sheet, the Company has operated its and its Subsidiaries’ business in the ordinary course of business consistent with past practice other than action taken in connection with this Agreement and the transactions related hereto. Except as set forth on the attached Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries has:

(i) amended or modified its certificate of incorporation or by-laws (or equivalent governing documents);

(ii) subjected any properties or assets to any Lien, except for Permitted Liens;

(iii) sold, assigned, or transferred any Company Intellectual Property, except in the ordinary course of business, or abandoned any Registered Company Intellectual Property;

(iv) entered into or modified any material Contract, except in the ordinary course of business;

(v) incurred any indebtedness for borrowed money;

(vi) sold, assigned or transferred any material issued patents, material registered trademarks, material trade names, material registered copyrights or material trade secrets, except in the ordinary course of business;

(vii) issued (except for any Option issued under the Option Plan), sold or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(viii) made any material capital investment in, or any material loan to, any other Person (other than a wholly-owned Subsidiary of the Company), except in the ordinary course of business;

(ix) made any material capital expenditures or commitments therefor, except in the ordinary course of business or pursuant to the Company’s existing capital expenditure budget;

(x) made any changes in its employee benefit plans, adopted any new employee benefit plans or made any changes in wages, salary, or other compensation with respect to its officers, directors, employees consultants or independent contractors, in each case other than changes made in the ordinary course of business or pursuant to existing agreements or arrangements;

(xi) paid, loaned or advanced (other than the payment of salary and benefits in the ordinary course of business or the payment, advance or reimbursement of expenses in the ordinary course of business) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business;

(xii) commenced or settled any litigation involving an amount in excess of $100,000 for any one case;

(xiii) made any change in its accounting methods, principles or practices; made or changed any Tax election; changed any fiscal year or annual accounting period; adopted or changed any tax accounting method; filed any amended Tax Return; settled any Tax claim or assessment; surrendered any right to claim a refund of Taxes; or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, other than in a manner consistent with GAAP or in compliance with applicable Law;

(xiv) (i) made any change in the Tax reporting or accounting principles,

practices or policies, including with respect to (A) depreciation or amortization policies or rates or (B) the payment of accounts payable or the collection of accounts receivable; (ii) settled or compromised any Tax liability; (iii) made, changed or rescinded any Tax election; (iv) surrendered any right in respect of Taxes or (v) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

(xv) committed to do any of the foregoing.

3.07 Title to Properties.

(a) Except as set forth on the Liens Schedule, the Company and its Subsidiaries own good title to, or hold pursuant to valid and enforceable leases, all of the personal property shown to be owned or leased by such entity on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens, and except for assets disposed of by the Company or its Subsidiaries in the ordinary course of business consistent with past practices since the date of the Latest Balance Sheet.

(b) The Owned Real Property Schedule sets forth a list of the addresses of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), and except as set forth in such schedule, the Company or one of its Subsidiaries has good and marketable, insurable fee simple title in and to each of the Owned Real Properties, free and clear of all Liens other than Permitted Liens.

(c) The real property demised by the leases described on the attached Leased Real Property Schedule (the “Leased Real Property”) constitutes all of the real property leased, subleased, licensed or occupied by the Company and its Subsidiaries as tenant, subtenant or licensee under the applicable lease (such leases, licenses, occupancy agreements and all amendments or modifications thereto, assignments thereof and other agreements in connection therewith shall be referred to herein as the “Real Property Leases”). Except as set forth on the Leased Real Property Schedule, the Real Property Leases are in full force and effect, and the Company or any of its Subsidiaries holds a valid and existing leasehold interest under each such Real Property Lease free of all Liens other than Permitted Liens, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws. To the Company’s knowledge, the other party to each of the Real Property Leases is not in material default thereunder. The Company has delivered or made available to Parent true and correct copies of each of the Real Property Leases, and none of the Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered or made available to Parent. Neither the Company nor its Subsidiaries has received written notice of a default under any of the Real Property Leases that has not been cured, and to the Company’s knowledge, neither the Company nor any of its Subsidiaries is in material default under any of the Real Property Leases nor are there any circumstances or events which exist that with notice or the passage of time or both would constitute a default under any Real Property Leases. No security deposit or portion thereof has been applied in respect of a breach or default under any Real Property Lease that has not been redeposited in full.

(d) The Real Property constitutes all of the real property leased, licensed, occupied, used or required by the Company and its Subsidiaries in connection with the operation of its business as currently conducted. Except as shown on the Owned Real Property Schedule or the Leased Real Property Schedule, neither the Company nor any of its Subsidiaries has leased or sublet as lessor or sublessor, and no person (other than the Company or its Subsidiaries) is in possession of, any of the Real Property. The Real Property is (i) in good condition and repair (subject to normal wear and tear consistent with its age) and is sufficient for the operation of the business of the Company and its Subsidiaries as it is currently conducted, (ii) not in violation of any Law, including any building, zoning, environmental or other ordinance, code, rule or regulations, (iii) not subject to any pending condemnation, eminent domain, assessment changes or other proceedings, and to the knowledge of the Company, no such proceedings are threatened, contemplated or pending. Except as disclosed on the Owned Real Property Schedule, the Owned Real Property is not subject to any rights of first offer, rights of first refusals, options to purchase, options to lease or other similar agreements.

3.08 Tax Matters.

(a) The Company and its Subsidiaries have timely filed (taking into account any extensions) all Tax Returns that are required to be filed by them for any Pre-Closing Tax Period to the extent required to be filed on or before the Closing Date in accordance with all applicable Laws and have timely paid all Taxes owed by the Company and its Subsidiaries (whether or not shown as due and owing on any Tax Return) to the applicable taxing authority.

(b) All Tax Returns with respect to Pre-Closing Tax Periods correctly and completely reflect in all material respects the facts regarding the income, business, assets, operations, activities and status of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is currently a beneficiary of any extension of time within which to file any Tax Return.

(c) All Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, independent contractor, creditor, stockholder or other Person have been correctly withheld and timely paid to the applicable Governmental Body or properly accrued.

(d) Except as set forth on the Tax Schedule, no Tax Return of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period has ever been audited by any taxing authority.

(e) There is no dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries that has been claimed or raised by any taxing authority in writing. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes beyond the date hereof or agreed to any extension of time beyond the date hereof with respect to any Tax assessment or deficiency.

(f) There is no proceeding now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Tax.

(g) There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group or participated in any other arrangement whereby any income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other Person other than a group of which the Company was the parent. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i) Neither the Company nor any of its Subsidiaries has received notice of any claim by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that Governmental Body.

(j) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date (i) under Code Section 481 (or any similar provision of state, local or foreign Law) as a result of change in method of accounting for a Pre-Closing Tax Period, (ii) pursuant to the provisions of any agreement entered into with any taxing authority or pursuant to a “closing agreement” as defined in Code Section 7121 (or any similar provisions of state, local or foreign Law) executed on or prior to the Closing Date, (iii) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (iv) as a result of any prepaid amount received on or prior to the Closing Date, or (v) as a result of any discharge of any indebtedness on or prior to the Closing Date pursuant to Code Section 108(i).

(k) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract.

(l) Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(m) Any and all fees payable to Robert W. Baird & Co. Incorporated, Grace Matthews, Inc. and Audax Group as a result of the transaction contemplated by this Agreement are success-based fees within the meaning of Revenue Procedure 2011-29.

(n) Neither the Company nor any of its Subsidiaries has any liability under Section 482 of the Code (or any similar provisions of state, local or foreign Law).

(o) The Company has not experienced a change of ownership within the meaning of Section 382 of the Code.

(p) No portion of any interest deduction taken by the Company or any of its Subsidiaries could be disallowed under Sections 163(e)(5) or 163(i) of the Code.

(q) The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(r) Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Code Section 6707A or Treasury Regulation Section 1.6011-4 (or any predecessor provision).

(s) The Company has disclosed on its federal income Tax Returns all positions taken in such Tax Returns that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(t) Except as specifically described on the attached Employee Benefits Schedule, no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(u) For Tax purposes, neither the Company nor any of its Subsidiaries has ever engaged in a trade or business, had a fixed place of business or permanent establishment or otherwise has become subject to Tax jurisdiction in a national jurisdiction other than the national jurisdiction of its formation.

3.09 Contracts and Commitments.

(a) Except as set forth on the attached Contracts Schedule, neither the Company nor any of its Subsidiaries is party to any:

(i) Contract relating to any completed material business acquisition or divestiture by the Company or such Subsidiary within the last three years;

(ii) collective bargaining agreement or Contract with any labor union, other than as listed on the Employment and Labor Matters Schedule;

(iii) material written bonus, pension, profit sharing, retirement or other form of deferred compensation plan in each case, for employees located in the United States, other than as described in Section 3.12 hereof or the disclosure schedule relating thereto;

(iv) stock purchase, stock option or similar plan;

(v) Contract relating to any joint venture, partnership or similar arrangement;

(vi) Contract for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for fixed compensation in excess of $75,000 per annum;

(vii) Contract or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of the Company’s or any of its Subsidiaries’ assets or any letter of credit issued on behalf of the Company or any of its Subsidiaries;

(viii) guaranty of any obligation for borrowed money;

(ix) Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $50,000;

(x) Contract under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $50,000;

(xi) Contract or group of related Contracts with the same party for the purchase of products or services, under which the undelivered balance of such products and services has a selling price in excess of $100,000 (other than purchase orders entered into in the ordinary course of business);

(xii) Contract or group of related Contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $100,000 (other than sales orders entered into in the ordinary course of business);

(xiii) material Contract with any Holder or its Affiliates;

(xiv) settlement, conciliation or similar Contract with any Governmental Body that will involve payment after the date of the Latest Balance Sheet in excess of $50,000;

(xv) Real Property Leases;

(xvi) Contract that by its terms contains exclusivity or non-competition restrictions that restrict the ability of the Company or any of its Subsidiaries to compete in any geographical area or business (other than confidentiality agreements entered into in the ordinary course of business that only prohibit use of the confidential information of the party(ies) thereto);

(xvii) Intellectual Property license, other than implied licenses attached to the sale of products or click-wrap or shrink-wrap licenses to software that is generally commercially available at a total cost of less than $50,000; or

(xviii) other Contract (or group of related Contracts) the performance of which involves consideration in excess of $250,000 that cannot be terminated without penalty.

(b) Parent and Merger Sub have been given access to a true and correct copy of all written Contracts and a written summary setting forth the material terms and conditions of all oral Contracts that are referred to on the Contracts Schedule (each, a “Material Contract” and, collectively, the “Material Contracts”), together with all material amendments, waivers or other changes thereto.

(c) As of the date hereof (i) neither the Company nor any of its Subsidiaries is in material default under any Material Contract, (ii) to the Company’s knowledge, the other party to each of the Material Contracts is not in material default thereunder and (iii) each Material Contract is legal, valid, binding, enforceable, and in full force and effect, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(d) No Shareholder Loan Amount is in excess of the amount of consideration that the applicable Shareholder is entitled to receive pursuant to Section 1.04 of this Agreement.

3.10 Intellectual Property.

(a) All of the patents, internet domain names, registered trademarks, registered service marks, registered copyrights, and applications for any of the foregoing that are owned by the Company or any of its Subsidiaries (collectively, “Registered Company Intellectual Property”) are set forth on the attached Intellectual Property Schedule with the title, registration or application number, current owner and current status indicated. Except as set forth on the Intellectual Property Schedule (A) the Company or one of its Subsidiaries, subject to any non-exclusive licenses granted by the Company or its Subsidiaries in the normal course of business, owns and possesses all right, title and interest in and to all Registered Company Intellectual Property identified on the Intellectual Property Schedule.

(b) Except as set forth on the Intellectual Property Schedule, the Company and its Subsidiaries solely own or have the right to use all Intellectual Property currently used by them in the ordinary course of business, free, to the Company’s knowledge, of any infringement, misappropriation or other violation of Intellectual Property owned by a third party. Except as set forth on the Intellectual

Property Schedule, to the Company’s knowledge, neither the Company nor its Subsidiaries have received written notice from any third party challenging the ownership or validity of the Company Intellectual Property currently used by the Company and its Subsidiaries in their respective businesses.

(c) To the Company’s knowledge, the operation of the business as currently conducted by Company or any of its Subsidiaries or any part thereof, including the manufacture, use, sale and importation of products of the business and the possession, use, disclosure, copying or distribution of any information, data, products or other tangible or intangible in the possession of the Company or any of its Subsidiaries whether owned or utilized pursuant to licenses does not infringe, misappropriate, dilute, or violate the Intellectual Property rights of any other Person.

(d) To the Company’s Knowledge, none of the Company Intellectual Property is being infringed or otherwise used or available for use by any other Person, except pursuant to a Contract set forth on the Intellectual Property Schedule.

(e) Except as set forth on the Intellectual Property Schedule, neither the Company nor any of its Subsidiaries has within the past six years received in writing any charge, complaint, claim, demand or notice alleging any infringement, misappropriation, or violation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property of any third party in order to avoid infringement) of the Intellectual Property of any third party.

(f) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property on behalf of the Company or any of its Subsidiaries or any predecessor in interest thereto that is material to the business of the Company and its Subsidiaries either: (i) is a party to a “work-for-hire” Contract under which the Company or any of its Subsidiaries is deemed to be the original owner/author of all property rights therein; (ii) has executed an assignment or an agreement to assign in favor of the Company or any of its Subsidiaries all right, title and interest in such material; or (iii) is an employee who was employed to invent and who created or developed such Intellectual Property within the scope of his or her employment. Either way, such Intellectual Property has become Company Intellectual Property.

(g) The Company and each of its Subsidiaries has taken all reasonable measures to safeguard the secrecy of trade secrets that are material to their business.

(h) Except as set forth on the Intellectual Property Schedule, no product of the Company or its Subsidiaries incorporates or has embedded in it any source, object or other software code subject to an “open source,” “copyleft,” or other similar types of license terms (including any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License, MIT, Apache or public domain licenses, and the like) (collectively, “Open Source License”) such that any product of the Company or its Subsidiaries is subject to the terms of such Open Source License that would require that the product be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works or (iii) redistributable at no charge.

3.11 Litigation. Except as set forth on the attached Litigation Schedule, there are no suits or proceedings pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and neither the Company nor any of its Subsidiaries is subject to any outstanding Order of any court or Governmental Body. The attached Litigation Schedule sets forth a list of all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, or notices that the Company or any of its Subsidiaries has been a party to during the three years preceding the date of this Agreement.

3.12 Employee Benefit Plans. Except as set forth on the attached Employee Benefits Schedule:

(a) Except as may be otherwise required under the applicable Law, with respect to the present and former employees, directors, officers, shareholders, consultants, or independent contractors of the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to, or is required to contribute to any (i) “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (the “Pension Plans”), (ii) “welfare plans” (as defined under Section 3(1) of ERISA) (the “Welfare Plans”), (iii) other material severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, Contracts, programs, funds, or arrangements of any kind, or (iv) other material employee benefit plan, program, Contract, fund or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow, or similar agreement related thereto, whether or not funded (all of the above being hereinafter referred to individually as a “Plan” and collectively as the “Plans”).

(b) Copies of the following materials have been delivered or made available to Parent: (i) all current plan documents for each Plan or, in the case of an unwritten Plan, a written description thereof, (ii) the most recent determination letter, if any, from the Internal Revenue Service (“IRS”) with respect to any of the Plans, (iii) the most recent summary plan description, summary of material modification applicable to the most recent summary plan description, the most recent annual report, and each summary annual report, if any, with respect to any of the Plans, and (iv) all trust agreements and insurance Contracts currently in force and relating to the funding or payment of benefits under any Plan.

(c) Each of the Pension Plans that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), is covered by a favorable determination or opinion letter from the IRS, and nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination. The Plans comply in form and in operation in all material respects with the requirements of all applicable Laws. To the Company’s knowledge, there have been no prohibited transactions or breaches of any of the duties imposed on fiduciaries by ERISA with respect to the Plans that could result in any material liability or excise tax under applicable Law being imposed on the Company or any of its Subsidiaries.

(d) With respect to the Plans, all (i) insurance premiums required to be paid with respect to any Plan, (ii) benefits, expenses, and other amounts due and payable under any Plan, and (iii) contributions, transfers, or payments required to be made to any Plan, in each case, on or before the Closing Date have been paid, made or properly accrued on or before the Closing Date.

(e) None of the Plans is subject to Title IV of ERISA nor provide for medical or life insurance benefits to retired or former employees of the Company or any of its Subsidiaries (other than as required under Code Section 4980B, or similar state Law). Except as set forth on the attached Employee Benefits Schedule, the Company and each member of the Controlled Group is not a participating or contributing employer in any “multiple employer plan” (as defined in Section 210(a) of ERISA) or any “multiemployer plan” (as defined in Section 3(37) of ERISA) nor has the Company or any member of the Controlled Group incurred any withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any multiemployer plan subject to ERISA. Neither the Company nor any member of the Controlled Group currently has, and at no time in the past six years has had, an obligation to contribute to a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code.

(f) With respect to each group health plan benefiting any current or former employee of the Company or any member of the Controlled Group that is subject to Section 4980B of the Code, the Company and each member of the Controlled Group has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(g) No Plan is funded through a “welfare benefit fund” (as defined in Section 419(e) of the Code), and no benefits under any Plan are provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(h) All contributions made to any plan qualified under Section 401(a) of the Code have been fully deductible, and no benefit payment by the Company or any of its Subsidiaries that would otherwise be deductible under Section 162 or Section 404 of the Code would fail to be deductible by reason of a failure to satisfy the requirements of those Code sections.

(i) There is no pending or, to the Company’s knowledge, threatened assessment, complaint, proceeding, or investigation of any kind in any court or Governmental Body with respect to any Plan (other than routine claims for benefits) nor, to the Company’s knowledge, is there any basis for one.

(j) With respect to any insurance policy providing funding for benefits under any Plan, there is no liability of the Company or any of its Subsidiaries in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent liability, nor would there be any such liability if such insurance policy was terminated on the date hereof.

(k) The execution and performance of this Agreement will not (either alone or in connection with another event) (i) constitute a stated triggering event under any Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any current or former officer, employee, director or consultant (or dependents of such Persons), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company or any of its Subsidiaries or (iii) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former officer, employee, director or consultant of the Company or any of its Subsidiaries.

(l) Neither the Company nor any of its Subsidiaries have agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company other than the Plans, or make any amendments to any of the Plans.

(m) Each Plan and any other payment or arrangement for which the Company or any of its Subsidiaries has liability that is subject to Section 409A of the Code is in documentary compliance with and has been operated in compliance with Section 409A of the Code, except where such failure to be in documentary compliance or failure to operate in compliance would not have a Material Adverse Effect.

3.13 Insurance. The attached Insurance Schedule lists each insurance policy maintained by the Company and its Subsidiaries. All such insurance policies are valid, binding and in full force and effect. To the Company’s knowledge, neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such insurance policies and no event has occurred that, with notice or the lapse of time, would constitute such a material default, or permit termination, modification, or acceleration, under the such insurance policies. The attached Insurance

Schedule describes any material self-insurance arrangements affecting the Company or any of its Subsidiaries.

3.14 Compliance with Laws.

(a) The Company and each of its Subsidiaries is, and has been for the three years prior to the date of this Agreement, in compliance with all applicable Laws and Orders thereof, except where the failure to comply would not have a Material Adverse Effect. The Company and its Subsidiaries currently have all authorizations, licenses and permits which are required for the operation of their respective businesses as presently conducted. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such authorization, license or permit to which it is a party, except where such default or violation would not have a Material Adverse Effect.

(b) Notwithstanding the forgoing, no representation or warranty is made under this Section 3.14 in respect of any matters relating to environmental compliance, which are addressed exclusively in Section 3.15.

3.15 Environmental Compliance and Conditions. Except as set forth on the attached Environmental Schedule:

(a) The Company and its Subsidiaries are, and for a period of five years prior to the date of this Agreement have been, in material compliance with all Environmental Laws.

(b) The Company and its Subsidiaries hold and are, and for a period of five years prior to the date of this Agreement have been, in material compliance with all material authorizations, licenses and permits required under Environmental Law to operate at any Owned Real Property or Leased Real Property.

(c) Except for matters that have been substantially resolved: (i) the Company and its Subsidiaries have not received any written notice from any Governmental Body or any third party claim regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws; and (ii), the Company and its Subsidiaries have not entered into or been subject to any consent decree, compliance order or administrative order with respect to any Owned Real Property or Leased Real Property.

(d) Neither the Company nor its Subsidiaries have arranged for or allowed the disposal or release of any Hazardous Substance at any property that could reasonably be expected to give rise to liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees on the part of the Company or any of its Subsidiaries under CERCLA or any other Environmental Laws.

(e) There has not been any disposal or release of any Hazardous Substance at any Owned Real Property or Leased Real Property that could reasonably be expected to give rise to liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees on the part of the Company or any of its Subsidiaries under CERCLA or any other Environmental Laws.

(f) To the Company’s knowledge, none of the Company’s operations, Owned Real

Property or Leased Real Property constitutes an “Establishment” within the meaning given to that term in Connecticut General Statutes Section 22a-134.

(g) Neither the Company nor any of its Subsidiaries has indemnified any Person for, or assumed any Person’s Liability for, any obligation under any Environmental Law or any other Law that has the intent or effect of regulating Hazardous Substances or the release thereof.

3.16 Affiliated Transactions. Except as set forth on the attached Affiliated Transactions Schedule, to the Company’s knowledge, no officer, director, manager, controlling equity owner or Affiliate of the Company or any individual in such officer’s, director’s, manager’s or equity owner’s immediate family is a party to any material Contract, commitment or transaction with the Company or its Subsidiaries (other than any Contract, commitment or transaction which is not substantially less favorable to the Company or the relevant Subsidiary as would be obtained by the Company or the relevant Subsidiary at the time in a comparable arm’s-length transaction with a Person not affiliated with the Company) or has any interest in any material property used by the Company or its Subsidiaries.

3.17 Employment and Labor Matters. Except as set forth on the attached Employment and Labor Matters Schedule:

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two years and (ii) to the Company’s knowledge, (x) there are no disputes pending or threatened between the Company or any of its Subsidiaries and any of their employees and (y) there are no current union representation questions involving employees of the Company or any of its Subsidiaries.

(b) There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act) with respect to the Company or any of its Subsidiaries within the last six months.

(c) Except as required by Law or as set forth on the attached Employment and Labor Matters Schedule, the employees of the Company are “at will” and neither the Company nor its Subsidiaries employs or engages any employee or independent contractor who cannot be dismissed immediately, whether currently or immediately after the transactions contemplated by this Agreement, without notice and without further liability to the Company or its Subsidiaries.

(d) All current employees of the Company and its Subsidiaries who work in the United States are, and all former employees of the Company and its Subsidiaries who worked in the United States whose employment terminated, voluntarily or involuntarily, within the three years prior to the date hereof, were legally authorized to work in the United States. The Company and its Subsidiaries have completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 (“IRCA”) for the employees hired prior to the date hereof. Further, at all times prior to the Closing Date, the Company and its Subsidiaries were in material compliance with both the employment verification provisions (including the paperwork and documentation requirements) and the anti-discrimination provisions of IRCA.

(e) The Company, including its officers, has not received within the past five years any notice of intent by any Governmental Body responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company and, to the knowledge of the Company, no such investigation is in progress. There are no claims or threatened claims against the Company under any workers’ compensation plan or policy or for long-term disability.

(f) The Company and its Subsidiaries are compliance with all Laws relating to labor and employment, including to those related to wages, hours, and discrimination.

3.18 Brokerage. Except as set forth on the attached Brokerage Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company or the Holders in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from the Holders or the Company in respect thereof.

3.19 Shareholder Approval. The only vote of holders of Common Stock necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement is the adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock.

3.20 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OF THIS AGREEMENT, NONE OF THE COMPANY, REPRESENTATIVE OR ANY HOLDER MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE COMPANY, REPRESENTATIVE AND EACH HOLDER HEREBY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants, on a joint and several basis, to the Company and Representative as follows:

4.01 Organization and Power. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the state of its organization, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder, except where the failure to hold such authorizations, license and permits which would not reasonably be expected to adversely affect the performance of Parent or Merger Sub under this Agreement or the consummation of the transactions contemplated hereby.

4.02 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub, respectively, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03 No Stockholder Vote Required. No vote or other action of the stockholders of Parent is required pursuant to any applicable Law, the governing documents of Parent or otherwise in order for the Parent to consummate the transactions contemplated by this Agreement.

4.04 No Breach. Neither Parent nor Merger Sub is subject to or obligated under, to the extent applicable, any provision of its articles of incorporation, its bylaws or applicable governing documents, any applicable Law, or any material Contract, or any license, franchise or permit, or any Order, which would be breached or violated in any material respect by its execution, delivery or performance of this Agreement or consummation of the Merger.

4.05 Consents, etc. Except for the applicable requirements of the HSR Act, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.06 Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Parent or Merger Sub, threatened in writing against or affecting Parent or Merger Sub at law or in equity, or before or by any Governmental Body that would adversely affect the performance of Parent or Merger Sub under this Agreement or the consummation of the transactions contemplated hereby. Neither Parent nor Merger Sub is subject to any outstanding Order.

4.07 Brokerage. Other than as set forth on the attached Parent Broker Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Parent or Merger in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Parent or Merger Sub in respect thereof.

4.08 Investment Representation. Parent is entering into the transactions for its own account with the present intention of holding the securities of the Surviving Corporation for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Parent is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Parent acknowledges that it is informed as to the risks of the transactions contemplated hereby. Parent acknowledges that the shares of Common Stock have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities Laws and that the securities of the Surviving Corporation may not be sold, transferred, offered for sale, assigned, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act of 1933 and such securities are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state or foreign securities Laws.

4.09 Financing. Parent has received an executed commitment letter, dated as of the date hereof, from Bank of America, N.A., Merrill Lynch, Pierce Fenner & Smith Incorporated, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC (the “Term B Lenders”), including all exhibits, schedules, annexes and amendments thereto in effect as of the date hereof, and excerpts of those portions of the fee letter associated therewith that contain any conditions to funding or “flex” provisions (the “Term B Commitment Letter”), a copy of which is attached hereto as Exhibit D, pursuant to which the Term B Lenders have committed, on the terms set forth therein, to provide the debt financing set forth therein. In addition, Parent has received an executed commitment letter, dated as of the date hereof, from Wells Fargo Capital Finance, LLC, Bank of America, N.A. and Merrill Lynch, Pierce Fenner

& Smith Incorporated (the “ABL Lenders” and together with the Term B Lenders, the “Lenders”), including all exhibits, schedules, annexes and amendments thereto and any associated letter in effect as of the date hereof that contain any conditions to funding or “flex” provisions (the “ABL Commitment Letter” and, together with the Term B Commitment Letter, the “Commitment Letters”), a copy of which is attached hereto as Exhibit E, pursuant to which the ABL Lenders have committed, on the terms set forth therein, to provide to Parent the debt financing set forth therein. The copies of the Commitment Letters attached as Exhibit D and Exhibit E are true, accurate and complete copies of the Commitment Letters as in effect on the date of this Agreement. There are no conditions precedent, contingencies, “flex” provisions or other substantive provisions regarding the Financing other than as expressly set forth in the Commitment Letters. As of the date hereof, the Commitment Letters are in full force and effect and constitute legal, valid and binding obligations of Parent, and, to the knowledge of Parent, each of the other parties thereto. None of the Commitment Letters have been terminated or withdrawn and the respective commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded in any respect as of the date of this Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or any of its Affiliates under either of the Commitment Letters. Assuming the funding of the financing contemplated to be funded on the Closing Date by the Commitment Letters (the “Financing”), Parent will have sufficient funds available to consummate the transaction contemplated by this Agreement on the Closing Date. As of the date hereof, Parent has no reason to believe that any of the conditions precedent to the funding of the Financing contemplated in the Commitment Letters will not be satisfied or that the Financing will not be made available to Parent at or prior to the Closing Date.

4.10 Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, and has incurred no liabilities or obligations whatsoever, in each case, other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.11 Solvency. Assuming that the representations and warranties of the Company set forth in Article 3 are true and correct as of the Closing Date, immediately upon consummation of the transaction contemplated hereby, Parent and the Surviving Corporation and its Subsidiaries will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature, or (c) have liabilities in excess of the reasonable market value of their assets.

4.12 Investigation. Each of Parent and Merger Sub acknowledges that it is relying on its own independent investigation and analysis in entering into the transactions contemplated hereby. Each of Parent and Merger Sub is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the economic risk of such investment for an indefinite period of time. Each of Parent and Merger Sub has been afforded full access to the books and records, facilities and personnel of the Company for purposes of conducting a due diligence investigation and has conducted a full due diligence investigation of the Company.

ARTICLE 5

PRE-CLOSING COVENANTS

5.01 Conduct of the Business.

(a) During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, except as set forth on the attached Conduct of Business Schedule, the Company will use its reasonable best efforts to carry on its and its Subsidiaries’

businesses according to its ordinary course of business and substantially in the same manner as heretofore conducted; provided that, the foregoing notwithstanding, the Company may use all available cash to repay any Indebtedness or Holder Transaction Expenses prior to the Closing or to make cash distributions or take such other actions as are expressly required or permitted by this Agreement (including any actions taken pursuant to Section 5.03).

(b) During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, except as otherwise provided for by this Agreement or consented to in writing by Parent, the Company will not, and will not permit any of its Subsidiaries to take any action which, if taken after the date of the Latest Balance Sheet, would be required to be disclosed on the Developments Schedule pursuant to Section 3.06.

5.02 Access to Books and Records. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, the Company will provide Parent and its authorized representatives (“Parent’s Representatives”) with reasonable access during normal business hours and upon reasonable notice to the offices, properties, books and records of the Company and its Subsidiaries (other than books and records relating to the negotiation of this Agreement and the process leading to the execution of this Agreement) to the extent relating to the transition of the Company’s business to Parent and the consummation of the Merger and the other transactions contemplated hereby, including any Financing; provided that such access does not unreasonably interfere with the normal operations of the Company; provided, further that all requests for such access will be directed to John Gelp at the Company or such other Person as the Company may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to disclose any information to Parent if such disclosure would be reasonably likely to (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Laws. None of the Company, Representative or the Holders make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 5.02 and Section 8.12, and neither Parent nor Merger Sub may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in Article 3. The information provided pursuant to this Section 5.02 will be used solely for the purposes set forth above and such use will be governed by all the terms and conditions of the Confidentiality Agreement, dated May 12, 2011, by and between Parent and the Company (the “Confidentiality Agreement”).

5.03 Regulatory Filings.

(a) Parent and the Company will, promptly after the date hereof (but in any event no later than 40 days after the date hereof or, with respect to the HSR Act, 10 Business Days after the date hereof), make or cause to be made the filings and submissions required in connection with the transactions contemplated herein as set forth on the Required Consents Schedule. Parent and the Company will coordinate and cooperate with each other in exchanging such information and providing such assistance as Parent or the Company, as the case may be, may reasonably request in connection with the foregoing. Subject to applicable laws relating to the exchange of information, the parties will have the right to review in advance, and to the extent practicable will consult with each other on, all the information that appears in any such filings. The costs and expenses relating to the filings and submissions referred to in this Section 5.03 will be paid by Parent.

(b) Parent and the Company will comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Body. Parent and the Company agree to take and agree to cause their respective Subsidiaries to take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the transactions contemplated hereby, including consenting to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Body; provided, that nothing in this Section 5.03(b) shall require the Company to take any such steps that would take effect prior to the Closing.

(c) Parent and the Company will keep each other apprised of the status of all filings and submissions referred to in this Section 5.03 above, including promptly furnishing each other with copies of notices or other communications received in connection therewith. Each of Parent and the Company shall consult with the other prior to any meetings in connection with the transactions contemplated by this Agreement, by telephone or in person, with the staff of the United States Federal Trade Commission, the United States Department of Justice or any other Governmental Body, and each of Parent and the Company shall have the right to have a representative present at any such meeting.

(d) No actions taken by the Company or any of its Subsidiaries in pursuant to this Section 5.03 shall be considered a breach of this Agreement.

5.04 Conditions. The Company will use commercially reasonable efforts to cause the conditions set forth in Section 2.02 hereof to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Section 2.02 (other than those to be satisfied at the Closing). Each of Parent and Merger Sub will use commercially reasonable efforts to cause the conditions set forth in Section 2.03 hereof to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Section 2.03 hereof (other than those to be satisfied at the Closing).

5.05 Exclusive Dealing. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, the Company will not take or permit any other Person on its behalf to take any action to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Parent, Merger Sub and Parent’s Representatives) concerning any purchase of the Common Stock, any merger involving the Company, any sale of substantially all of the assets of the Company, or other similar transaction involving the Company (other than assets sold in the ordinary course of business) (an “Acquisition Proposal”), and the Company and Representative shall promptly notify Parent if to the Company’s knowledge any Acquisition Proposal is made.

5.06 Notification. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 7.01 hereof, the Company may disclose to Parent in writing (in the form of updated disclosure schedules) any development, fact or circumstance that is caused by events arising after the date hereof causing a breach of any of the representations and warranties contained in Article 3 hereof. Other than Contracts entered into by the Company in the ordinary course of business in compliance with the Conduct of Business Schedule, such disclosures will not be deemed to amend and supplement the appropriate disclosure schedules for purposes of the conditions to closing set forth in Section 2.02(a) above, Parent’s ability to terminate this Agreement pursuant to Section 7.01(b) below or in respect of Parent’s rights pursuant to Section 8.02 below.

5.07 Information Statement. As soon as practicable following the date hereof and the execution and delivery of the Shareholder Approval, the Company shall take all actions necessary in accordance with the DGCL (including Sections 228(e) and 262(d)(2) thereof) with respect to the Merger and the other transactions contemplated hereby (the “Information Statement”). The Information Statement will, among other things, (a) contain, the Company’s board of directors recommendation to the Shareholders that they adopt and approve this Agreement, the Merger and the other transactions contemplated herein; (b) provide that the requisite consent by the Shareholders to the approval of the

Merger shall have been obtained by the requisite number of the holders of Common Stock; (c) in accordance with Section 228(e) of the DGCL, provide notice of the taking of the corporate action without a meeting by less than a unanimous written consent to those Shareholders who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date of this Agreement; and (d) in accordance with Section 262(d)(2) of the DGCL, provide notice to those Shareholders who are entitled to appraisal rights pursuant to Section 262 of the DGCL of the approval of the Merger and that appraisal rights are available for the shares of Common Stock held by such Shareholders. Parent and its counsel shall be given the opportunity to review and comment on the Information Statement before its distribution to the Shareholders. In connection with the actions contemplated by this Section 5.07, neither the Company nor any of its Affiliates nor any current or former director, officer, agent or employee of the Company or any of its Subsidiaries or Affiliates will take any action or omit to take any action that could reasonably be expected to give rise to a claim under Rule 10b-5 promulgated under the Exchange Act.

5.08 Real Property Matters. The Company will use commercially reasonable efforts to obtain (but at no cost to the Company or its Subsidiaries, Representative or any Holder) and deliver to Parent the Real Property Deliveries on or before the Closing Date (unless otherwise specified); provided, that nothing in this Section 5.08 shall require the Company to take any steps that would take effect prior to the Closing. Parent and Merger Sub agree that no condition of Parent or Merger Sub will be deemed not to be satisfied as a result of the failure to obtain any of the Real Property Deliveries, provided, further, Parent shall provide timely notice to the Company of any breach by the Company of this Section 5.08.

ARTICLE 6

POST-CLOSING COVENANTS OF PARENT AND MERGER SUB

6.01 Access to Books and Records. For the five-year period following the Closing, Parent will cause the Surviving Corporation to provide Representative and its authorized representatives with reasonable access (for the purpose of examining and copying and subject to reasonable confidentiality restraints), during normal business hours, to the personnel, books and records of the Surviving Corporation and its Subsidiaries solely with respect to periods or occurrences prior to the Closing Date in connection with any matter, to the extent relating to or arising out of this Agreement or the transactions contemplated hereby. Unless otherwise consented to in writing by Representative, Parent will not, and will not permit the Surviving Corporation to, for a period of five years following the Closing Date, destroy, alter or otherwise dispose of any books and records of the Surviving Corporation, or any portions thereof, relating solely to periods prior to the Closing Date without first giving reasonable prior notice to Representative.

6.02 Director and Officer Liability and Indemnification.

(a) Parent and Merger Sub agree that all rights to indemnification, advancement or exculpation existing on the date hereof in favor of any officers and directors of the Company or its Subsidiaries (each, a “Indemnified Person”), as provided in the Company’s and any of its Subsidiaries’ respective certificates of incorporation, bylaws or equivalent governing documents or otherwise as in effect as of the date hereof, shall, with respect to acts or omissions occurring on or prior to the Closing, survive the Merger, it being the intent of the parties each Indemnified Person of the Company and its Subsidiaries will continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the law. For a period of six years after the Closing, Parent shall cause the governing documents of the Surviving Corporation and its Subsidiaries, or any successor to the Surviving Corporation or any of its Subsidiaries, to contain provisions that are no less favorable with respect to indemnification, advancement of costs and exculpation of the Indemnified Persons, with respect to acts or omissions occurring on or prior to the Closing, as are set forth in the applicable governing documents of the Company and its Subsidiaries on the date of this Agreement.

(b) Immediately following the Closing, Parent will, or will cause the Surviving Corporation to, obtain, maintain and fully pay for irrevocable “tail” insurance policies naming the Indemnified Persons as direct beneficiaries with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. Parent will not, and will cause the Surviving Corporation to not, cancel or change such insurance policies in any respect.

(c) If Representative or the Company receives any refund in respect of the Company’s director and officer insurance existing as of the date hereof, such refund shall be paid to Parent as of the Closing and shall not be deemed to be Cash on Hand.

(d) In the event that all or substantially all of the assets of the Surviving Corporation are sold, whether in one transaction or a series of transactions, then Parent and the Surviving Corporation will, and in each such case, ensure that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.02. The provisions of this Section 6.02(d) will apply to all of the successors and assigns of the Surviving Corporation.

6.03 Contact with Employees. Prior to the Closing, Parent, Merger Sub and Parent’s Representatives will contact and communicate with the employees of the Company and its Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of either the Company or Representative.

ARTICLE 7

TERMINATION

7.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) by the mutual written consent of Parent and Representative;

(b) by Parent if any of the conditions set forth in Section 2.01 or Section 2.02 are incapable of fulfillment by the Termination Date, or if a material breach gives rise to the failure of any such conditions to be satisfied and such breach is capable of being cured prior to the Termination Date but shall not have been cured within ten days following receipt by the Company of notice of such breach from Parent, provided that Parent is not then in material breach of any of its representations, warranties, covenants or agreements contained herein;

(c) by the Company if any of the conditions set forth in Section 2.01 or Section 2.03 are incapable of fulfillment by the Termination Date, or if a material breach gives rise to the failure of any such conditions to be satisfied and such breach is capable of being cured prior to the Termination Date but shall not have been cured within ten days following receipt by Parent of notice of such breach from the Company, provided that the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained herein; or

(d) by Parent, if the Company does not deliver the Shareholder Approval within 24 hours after the date hereof; provided, that Parent may not terminate pursuant to this Section 7.01(d) after three Business Days following the execution of this Agreement;

(e) by either Parent or the Company if the Merger contemplated hereby has not been consummated by 5:00 p.m., New York City time on the date that is 90 days after the date hereof (such date, the “Termination Date”); provided that neither Parent nor the Company will be entitled to terminate this Agreement pursuant to this Section 7.01(e) if such Person’s knowing or willful breach of this Agreement has prevented the consummation of the Merger contemplated hereby; provided further, that if the failure to effect the Closing by the Termination Date is due to a delay in obtaining the consents and approvals or the expiration of the applicable waiting periods contemplated by Section 2.01(a), then the Termination Date shall be the earlier of (A) January 16, 2012 and (B) five Business Days after the satisfaction of the condition set forth in Section 2.01(a); or

(f) by the Company if all of the conditions set forth in Sections 2.01 and 2.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to consummate the Merger as contemplated by this Agreement within two Business Days following the date on which the Closing should have occurred pursuant to Section 1.02 and the Company stood ready and willing to consummate during such period.

7.02 Effect of Termination.

(a) In the event of the termination of this Agreement by either Parent or the Company as provided above, the provisions of this Agreement will immediately become void and of no further force or effect (other than this Section 7.02 and Article 11 hereof which will survive the termination of this Agreement in accordance with their terms); provided, that the last sentence of Section 5.02 above, and the Confidentiality Agreement referred to therein, will survive the termination of this Agreement for a period of five years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional five year period)).

(b) Following termination of this Agreement as provided above, there will be no liability on the part of any of Parent, Merger Sub, the Company, Representative, or the Holders to one another (or to or from their respective Affiliates, officers, directors, employees, agents or Financing Sources) under or in connection with this Agreement, except for fraud or knowing or willful breaches of the covenants contained in this Agreement (including the failure of a party to consummate the transactions contemplated by this Agreement following the satisfaction of all the conditions to such party’s obligations under Article 2) prior to the time of such termination, provided, that following a termination pursuant to Sections 7.01(c) or 7.01(f), Parent shall immediately pay to the Company $50 million (the “Termination Fee”) by wire transfer of immediately available funds within one Business Day of such termination to an account specified by the Company. Nothing in this Article 7 will be deemed to impair the right of any party to compel specific performance under Section 11.20; provided, that, for the avoidance of doubt, subject to Section 11.20, (i) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Termination Fee and (ii) while the Company may pursue both a grant of specific performance and the payment of the Termination Fee, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Termination Fee.

ARTICLE 8

ADDITIONAL COVENANTS AND AGREEMENTS

8.01 Survival.

(a) The representations and warranties contained in Articles 3 and 4 will survive the Closing and will terminate on the date that is 18 months after the Closing Date; provided, that the representations and warranties set forth in Sections 3.01 (Organization and Corporate Power), Section 3.02 (Subsidiaries), Section 3.03(a) (Authorization; Valid and Binding Agreement; No Breach), Section 3.04 (Capital Stock), Section 3.18 (Brokerage) and Section 3.19 (Shareholder Approval) (collectively, the “Excluded Representations”) shall survive the Closing indefinitely.

(b) The covenants and agreements set forth herein shall survive in accordance with their terms; provided, that for the avoidance of doubt, the covenants set forth in Section 5.01 shall survive until the date that is 18 months after the Closing Date.

8.02 Indemnification of Parent.

(a) From and after the Closing (but subject to the terms and conditions of this Article 8), the Parent Indemnitees (as defined below) will be indemnified from the Escrow Funds in respect of any losses, liabilities, damages, costs and expenses (including out-of-pocket attorneys’ fees and investigative costs), claims (including third party claims), charges, actions, suits, proceedings, fines and penalties (hereinafter individually a “Loss” and collectively “Losses”) suffered or incurred by Parent or any of its Affiliates, officers, directors, employees or agents (the “Parent Indemnitees”) to the extent such Losses result from (i) a breach of any representation or warranty of the Company contained in Article 3 of this Agreement, (ii) any breach of any covenant of the Company or Representative contained in this Agreement, (iii) (1) all Taxes (or the nonpayment thereof) of the Company and its Subsidiaries for any Pre-Closing Tax Period and any Pre-Closing Straddle Period; (2) all Taxes of any member of an affiliated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar Law; (3) any and all Taxes of any Person (other than the Company or any of its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date, (iv) all Holder Transaction Expenses and any Indebtedness, in each case, identified post-Closing for which the Final Aggregate Merger Consideration was not previously adjusted pursuant to Section 1.06 and (v) the Covered Matters.

(b) Notwithstanding anything to the contrary set forth in this Agreement, each Parent Indemnitee’s right to recover a Loss pursuant to this Agreement shall be limited as follows:

(i) no Parent Indemnitees will be entitled to any indemnification for a Loss pursuant to Section 8.02(a)(i) if, with respect to any individual item of Loss, such item is less than $75,000 (“Minor Claim”); and

(ii) no Parent Indemnitee will be entitled to any indemnification pursuant to Section 8.02(a)(i) unless the aggregate of all Losses (including Minor Claims) would exceed on a cumulative basis an amount equal to $1,500,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible; provided, that for purposes of this Section 8.02, if any representation or warranty contained herein is qualified or limited based on materiality, including the terms “material”, “Material Adverse Effect” or any similar qualifier, but excluding any dollar amount, such qualification and/or limitation shall in all respects be ignored and given no effect for purposes of determining whether any breach thereof, inaccuracy therein or Loss has occurred and the amount of any such Loss; provided, further, that the limitations set forth in this Section 8.02(b) shall not apply to Losses arising from (A) breaches of the Excluded Representations or (B) breaches of the representations and warranties set forth in Section 3.08 (Tax Matters).

(c) Notwithstanding anything to the contrary set forth in this Agreement or otherwise, from and after the Closing (but subject to the terms and conditions of this Article 8), (i) any indemnification of the Parent Indemnitees for which the Holders are liable hereunder will be effected by a payment made from the Escrow Funds, in accordance with the terms of the Escrow Agreement, provided, that such limitation shall not apply to claims based on fraud, and (ii) any indemnification of the Parent Indemnitees for which the Holders are liable pursuant to Section 8.02(a)(v) may be effected by a payment made from either the Escrow Funds or the Covered Matters Escrow Amount, at Parent’s option, in each case in accordance with the terms of the Escrow Agreement; provided, that, for the avoidance of doubt, recovery from the Covered Matters Escrow Amount shall be limited to claims made under Section 8.02(a)(v).

(d) The parties hereto acknowledge and agree that Audax ColorMatrix (in its capacity as Representative) is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby. Accordingly, the parties hereto acknowledge and agree that Representative shall have no liability to, and shall not be liable for any Losses of, any party hereto or to any Parent Indemnitee in connection with any obligations of Representative under this Agreement or the Escrow Agreement or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Losses are the result of fraud by Representative in connection with the performance of its obligations hereunder or under the Escrow Agreement.

(e) No claim shall be brought or maintained by any party or any of their respective Subsidiaries or their respective Affiliates or their respective successors or permitted assigns against any officer, director, employee (present or former), Affiliate or Financing Source (except to the extent provided in Section 8.12) of the Company, Representative or any Holder, or any Affiliate of any of the above, as applicable (each of whom is deemed a third-party beneficiary of this Section 8.02(e)), which is not otherwise expressly identified as a party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties or covenants of any party hereto set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder or for any other reason, except (other than in the case of Financing Sources) (i) to the extent such Losses are the result of fraud by such Holder in connection with the performance of its obligations hereunder or (ii) as provided in the last sentence of Section 8.04. The parties hereto acknowledge and agree that no Financing Source has any liability or obligation to any of the Company, Representative, any Holder, any Affiliate of any thereof or any advisor, agent or representative of any of the foregoing in connection with the transactions contemplated hereby.

(f) Notwithstanding any other provision of this Agreement to the contrary, Holders will have no obligation to indemnify any of the Parent Indemnitees from and against any Taxes of any Person (i) for any Post-Closing Tax Period (or any other Losses directly related to any such Taxes), (ii) that are attributable to any transaction outside the ordinary course of business occurring on the Closing Date after the Closing, or (iii) that are reflected in Net Working Capital, as finally determined pursuant to Section 1.06.

(g) All payments under this Section 8.02 will be treated by the parties as an adjustment to the Final Aggregate Merger Consideration, unless otherwise required by Law.

8.03 Indemnification of Holders. From and after the Closing (but subject to the provisions of this Article 8), Parent will indemnify each Holder, its members, its and their Affiliates, and its and their officers, directors, employees and agents, as applicable (the “Holder Indemnitees”) against and hold them harmless from any Losses suffered or incurred by any such Holder Indemnitee to the extent such Loss directly results from (a) a breach of any representation or warranty of Parent or Merger Sub set forth in Article 4 this Agreement, (b) any breach of any covenant of Parent or Merger Sub contained in this Agreement and (c) any failure, from and after the Closing, to give any notice or make any payment required to be given or made by Parent, the Surviving Corporation or any of their respective Subsidiaries under or pursuant the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101, et seq. (“WARN Act”), or any Law requiring the giving of notice or the making of payments in the event of the laying off of employees or the closing of plants or facilities. All payments under this Section 8.03 will be treated by the parties as an adjustment to the Final Aggregate Merger Consideration.

8.04 Expiration of Claims. The ability of any Person to receive indemnification under Sections 8.02 or 8.03 will terminate on the applicable survival termination date (as set forth in Section 8.01), unless such Person or a Parent Indemnitee, as applicable, has made a proper claim for indemnification pursuant to Sections 8.02 or 8.03, subject to the terms and conditions of this Article 8, prior to such termination date, as applicable, for a Loss prior to such applicable termination date. If a Person or a Parent Indemnitee has made a proper claim for indemnification pursuant to Sections 8.02 or 8.03 prior to such termination date, then such claim, if then unresolved, will not be extinguished by the passage of the deadlines set forth in Section 8.01. Notwithstanding anything in this Agreement to the contrary, all claims by any Parent Indemnitee will immediately terminate and expire at such time as all Escrow Funds have been distributed except to the extent such Losses are the result of fraud or the breach of any covenant of the Company or Representative contained in this Agreement.

8.05 Inter-Party Claims. In order for a party to be entitled to seek any indemnification provided for under this Agreement (such party, the “Claiming Party”), such Claiming Party must notify the other party or parties from whom such indemnification is sought (the “Defending Party”) in writing promptly after occurrence of the event giving rise to such Claiming Party’s claim for indemnification, specifying in reasonable detail the basis of such claim; provided that failure to give such notification will not affect the indemnification provided hereunder except to the extent the Defending Party will have been prejudiced as a result of such failure or the indemnification obligations are materially increased as a result of such failure. The Claiming Party will thereupon give the Defending Party reasonable access during normal business hours to the books, records and assets of the Claiming Party to the extent relevant to such claim. If the Defending Party disputes its liability with respect to any such claim, the Defending Party and the Claiming Party will proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute will, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction. The Claiming Party will have the burden of proof in establishing the amount of Losses suffered by it.

8.06 Third Party Claims.

(a) In order for a Claiming Party to seek any indemnification provided for under this Agreement in respect of a claim or demand made by any Person against the Claiming Party (a “Third Party Claim”), such Claiming Party must notify the Defending Party in writing, and in reasonable detail, of the Third Party Claim as promptly as reasonably possible after receipt by such Claiming Party of notice of the Third Party Claim; provided that failure to give such notification on a timely basis will not affect the indemnification provided hereunder except to the extent the Defending Party will have been prejudiced as a result of such failure. Thereafter, the Claiming Party will deliver to the Defending Party, within 5 Business Days after the Claiming Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Claiming Party relating to the Third Party Claim.

(b) If a Third Party Claim is made against a Claiming Party, the Defending Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Defending Party and reasonably satisfactory to the Claiming Party by providing written notice to the Claiming Party within 30 Business Days of receipt of notice of the Third Party Claim; provided, that (i) the Third Party Claim (plus any other unresolved Third Party Claims) is not reasonably likely to result in Losses in excess of the Escrow Funds; (ii) the Third Party Claim solely seeks (and continues to solely seek) monetary damages; and (iii) the Defending Party expressly agrees in writing that as between the Defending Party and the Claiming Party, the Defending Party shall be obligated to satisfy and discharge the Third Party Claim in accordance with the terms set forth in this Agreement (the conditions set forth in the foregoing clauses (i) through (iii), collectively, the “Litigation Conditions”). Should a Defending Party so elect to assume the defense of a Third Party Claim, the Defending Party will not be liable to the Claiming Party for legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof. If the Defending Party assumes such defense, the Claiming Party will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Defending Party, it being understood, however, that the Defending Party will control such defense, provided, that if (A) any of the Litigation Conditions cease to be met or (B) the Defending Party fails to take reasonable steps necessary to defend diligently such Third Party Claim, the Claiming Party may assume its own defense, and the Defending Party shall be liable for all reasonable costs or expenses paid or incurred in connection therewith. If the Defending Party chooses to defend any Third Party Claim, then all the parties will cooperate in the defense or prosecution of such Third Party Claim, including by retaining and (upon the Defending Party’s request) providing to the Defending Party all records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not Representative will have assumed the defense of a Third Party Claim, neither Parent nor any of its Affiliates will admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the prior written consent of Representative; provided, that, subject to Representative’s consent (which consent shall not be unreasonably withheld), any Parent Indemnitee may settle a Third Party Claim to the extent such settlement is expressly limited to the payment of monetary damages not in excess of the Escrow Amount.

8.07 Mitigation.

(a) Each Person entitled to indemnification hereunder will take commercially reasonable steps to mitigate all Losses after becoming aware of any event which could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith. Except pursuant to a settlement agreed to by the indemnifying party, the indemnified party will not waive or release any contractual right to recover from a third party any loss subject to indemnification hereby without the prior written consent of such indemnifying party (which consent shall not be unreasonably withheld). The indemnified party will, and will cause its Affiliates (including the Surviving Corporation if the Surviving Corporation is an Affiliate) to, cooperate with the indemnifying party, at such indemnifying party’s expense, with respect to any such effort to pursue and collect with respect thereto, including cooperation to recover any Losses that are otherwise recoverable by the Surviving Corporation or any of its Subsidiaries or Affiliates pursuant to prior acquisition agreements unless such cooperation would reasonably be expected to be materially adverse to the business of the Surviving Corporation or its Subsidiaries, taken as a whole.

(b) Without limiting the generality of the foregoing, in the event Parent or the Surviving Corporation obtains knowledge that the Owned Real Property of the Company located in Bethel Connecticut is an “Establishment” and any of the transactions pursuant to this Agreement constitute a “Transfer of Establishment” (as such terms are defined in the Connecticut Transfer Act, Sections 22a – 134 through 22a – 134e of the Connecticut General Statutes (the “Transfer Act”)), Parent

agrees that it will submit a Form III or Form IV filing (as appropriate) to the Connecticut Department of Energy and Environmental Protection pursuant to the Transfer Act immediately after obtaining such knowledge, be the “Certifying Party” (as such term is defined in the Transfer Act) on such Form III or Form IV filing , and will perform all necessary investigation, remediation and monitoring of the Owned Real Property as is required under the Transfer Act; provided, that any costs and expenses incurred by Parent pursuant to this Section 8.07(b) (unless resulting from actions of Parent taken after the Closing) shall be paid directly by Representative and not from the Escrow Account.

(c) In the event that an indemnifying party makes any payment to any indemnified party in respect of Covered Matters, such indemnifying party will be entitled to pursue claims and conduct litigation on behalf of such indemnified party and any of its successors, to pursue and collect on any indemnification or other remedy available to such indemnified party thereunder with respect to such claim and generally to be subrogated to the rights of such indemnified party.

8.08 Determination of Loss Amount.

(a) The amount of any and all Losses under this Article 8 will be determined net of (i) the net of any Tax benefits actually recognized by the party seeking indemnification hereunder arising from the deductibility (or amortization or capitalization or other tax benefit, etc.) of any such Losses in the taxable period including the Loss and the two taxable periods thereafter, treating any Tax attribute resulting from such Loss as the last such attribute included on any Tax Return and (ii) any amounts that are actually recovered by such Claiming Party or any of such Claiming Party’s Affiliates under or pursuant to any third-party (i.e., non-captive) insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Claiming Party or such Claiming Party’s Affiliates is a party or has rights Losses (net of any expenses incurred in connection with such recovery and increased premiums); provided, that in no event will any Parent Indemnitee be required to seek recovery against any captive insurance program, self-insurance set-aside or similar arrangement.

(b) Other than to the extent awarded to a third-party as part of a Third Party Claim, in no event will any Parent Indemnitee be entitled to recover any amounts in respect of punitive damages. Attorney, consultant, and other professional fees and disbursements incurred by an indemnifying party in connection with this Article 8 will be reasonable and based only on time actually spent, which will be charged at no more than such professional’s standard hourly rate. Notwithstanding any other provision of this Agreement to the contrary, any Loss claimed hereunder will be reasonable and in good faith in light of the facts then known regarding such Loss.

(c) No Parent Indemnitee will be entitled to any indemnification under this Article 8 to the extent such matter (i) was taken into account in determining the Final Aggregate Merger Consideration pursuant to Section 1.06, (ii) was reserved for in the Financial Statements or (iii) was included in the calculation of the Aggregate Merger Consideration set forth in the Closing Statement.

8.09 Acknowledgment by Parent.

(a) Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, each of Parent and Merger Sub has relied on the results of its own independent investigation and verification, in addition to the representations and warranties of the Company expressly and specifically set forth in Article 3 of this Agreement. SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES TO PARENT AND

MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF PARENT AND MERGER SUB UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY OR TO ANY ENVIRONMENTAL, HEALTH OR SAFETY MATTERS), ARE SPECIFICALLY DISCLAIMED BY THE COMPANY, REPRESENTATIVE AND EACH HOLDER AND ARE NOT BEING RELIED UPON BY PARENT OR MERGER SUB OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES.

(b) Each of Parent and Merger Sub understands, acknowledges and agrees that the indemnification provided to Parent Indemnitees pursuant to, and subject to the terms and conditions of, Section 8.02 and the remedies provided for in Section 11.20 will be the sole and exclusive remedies of the Parent Indemnitees against any Holder or any other Person with respect to (i) the subject matter of this Agreement or the transactions contemplated hereby or (ii) any other matter relating to the Company or its Subsidiaries prior to the Closing, the operation of their respective businesses prior to the Closing, or any other transaction or state of facts involving the Company or its Subsidiaries prior to the Closing (including any common Law or statutory rights or remedies for environmental, health, or safety matters) and that the Parent Indemnitees will have no other remedy or recourse with respect to any of the foregoing other than pursuant to, and subject to the terms and conditions of, Section 8.02. Parent acknowledges and agrees that the Parent Indemnitees may not avoid such limitation on liability, except with respect to claims of fraud, by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (ii) asserting or threatening any claim against any Person that is not a party (or a successor to a party) for breaches of the representations, warranties and covenants contained in this Agreement.

8.10 Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) Parent shall prepare or cause to be prepared and timely file or cause to be timely filed, at the expense of Representative, all Tax Returns for the Surviving Corporation and its Subsidiaries that have not yet been filed as of the Closing Date, in a manner consistent with past practice, except as otherwise required by applicable Law. Parent shall deliver to Representative any such Tax Return for review and comment no less than 30 days before the applicable due date. Within 10 days of receiving any such Tax Return, Representative shall provide to Parent written comments. Representative and Parent shall negotiate in good faith to resolve any dispute with respect to such Tax Returns and comments, but if they do not reach a final resolution at least 10 days before the applicable due date for such Tax Return, such dispute shall be referred to the Accounting Firm for resolution prior to such due date in accordance with the procedure in Section 1.06(c). Neither the Surviving Corporation nor any of its Subsidiaries shall (and Parent shall not cause any of them to) waive any carryback of any net operating loss, capital loss or credit on any Tax Return with respect to any Pre-Closing Tax Period. Unless otherwise required by Law, Parent shall not, without Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) cause or permit the Surviving Corporation or any of its Subsidiaries to amend any Tax Return that relates in whole or in part to any Pre-Closing Tax Period. Parent shall file at Representative’s reasonable request, and at Representative’s expense, an amended Tax Return for a Pre-Closing Tax Period to the extent it would produce a Tax refund.

(ii) Neither Parent nor the Surviving Corporation shall (nor shall they cause any Affiliate to) make any election under Code Section 338 (or any similar provision under state, local or non-U.S. Law) with respect to the transactions contemplated by this Agreement. Parent shall promptly remit, or cause to be remitted, to the Holders any refund of Taxes of the Company or any of its Subsidiaries, net of any costs of obtaining such refund of Taxes and net of any increase in Taxes resulting from the receipt of such refund of Taxes, with respect to a Pre-Closing Tax Period for which the Holders remain liable pursuant to Section 8.02(a)(i) upon receipt of any such refund of Taxes, except to the extent that such refund is attributable to the carryback of a Tax attribute attributable to a Post-Closing Tax Period. The Holders shall be entitled to any Tax refunds that are received by Parent, the Surviving Corporation or any of its Subsidiaries, and any amounts credited against Tax to which Parent, the Surviving Corporation or any of its Subsidiaries utilized in any Post-Closing Tax Period, that relate to any Pre-Closing Tax Period, including Taxes paid with respect to a Pre-Closing Tax Period. Parent shall pay or cause to be paid over to Holders (in accordance with their Proportionate Share) any such Tax refund or the amount of any such credit, in each case, net of any costs of obtaining such Tax refund or credit and net of any increase in Taxes resulting from the receipt of such Tax refund or credit, within five (5) days after receipt of such Tax refund or after utilizing such credit against Taxes. In no case shall the carry back of a Tax attribute attributable to a Post-Closing Tax Period reduce the amount of any refund that would otherwise be received by the Holders.

(iii) With respect to the preparation of Tax Returns, the Parent and Representative agree that all Transaction Tax Deductions shall be treated as properly allocable to the taxable period that begins after the Closing Date pursuant to the “next-day rule” pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(B). To the extent allowed by applicable Law, the Parent shall include all Transaction Tax Deductions as deductions in the Tax Returns of the Surviving Corporation or its Subsidiaries for the taxable period that begins after the Closing Date. For the portion of the day of the Closing after the time of Closing, other than the transactions expressly contemplated hereby, the Parent shall cause the Surviving Corporation and each of its Subsidiaries to carry on its business only in the ordinary course in the same manner as heretofore conducted. The parties agree to follow the safe harbor election described in Revenue Procedure 2011-29.

(b) Cooperation. The parties shall cooperate with each other to provide each other with such assistance as may be reasonably requested by them in connection with the preparation of any Tax Returns, any Tax audit or other examination in connection with an administrative or judicial proceeding involving a taxing authority relating to Taxes, and the enforcement of the provisions of this Section 8.10(b). Such cooperation shall include, including upon Representative’s request, providing records and information that are reasonably relevant to any such matters and making employees available on a mutually convenient basis to provide additional information, in each case during normal business hours. Representative shall deliver within 5 Business Days of Parent’s request therefor any information required to be reported by Parent or the Surviving Corporation pursuant to Code Section 6043A.

(c) Transfer Taxes. On the one hand, Parent and, on the other hand, the Holders shall pay one-half of any real property transfer or gains tax, stamp tax, stock transfer tax, or other similar Tax imposed on the Surviving Corporation as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. At the parties’ shared expense, Parent shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes (except to the extent such Tax Returns are required by law to be filed by a Holder), and Representative agrees to cooperate with Parent in the filing of any such Tax Returns, including promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(d) Straddle Period. For purposes of this Agreement, any Tax with respect to the income, property or operations of the Company or any of its Subsidiaries or the Surviving Corporation that is attributable to any taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the end of the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 8.10(d). The portion of such Tax attributable to the Pre-Closing Straddle Period will (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. The portion of Tax attributable to a Post-Closing Straddle Period shall be calculated in a corresponding manner. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on net income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other hand, the portion of such Tax related to the Pre-Closing Straddle Period and the Post-Closing Straddle Period will be determined based on the foregoing and based on the manner in which the actual Tax liability for the entire Straddle Period is determined. In the case of a Tax that is (i) paid for the privilege of doing business during a period (a “Privilege Period”) and (ii) computed based on business activity occurring during an accounting period ending prior to such Privilege Period, any reference to a “Tax period,” a “tax period,” or a “taxable period” shall mean such accounting period and not such Privilege Period.

(e) Certain Controversies. This Section 8.10(e) and not Section 8.06 shall control any inquiry, assessment, proceeding or other similar event relating to any Pre-Closing Tax Period or Straddle Period with respect to the Taxes of the Company, any of its Subsidiaries or the Surviving Corporation. Each of Parent and the Company and its Subsidiaries, on the one hand, and Representative, on the other hand, shall promptly notify Parent or Representative (as the case may be) in writing of any written notice of any inquiry, assessment, proceeding or other similar event relating to any Pre-Closing Tax Period or Straddle Period with respect to the Taxes of the Company, any of its Subsidiaries or the Surviving Corporation received by them involving the Company or any of its Subsidiaries which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article 8; provided, however, that a failure to give such notice will not affect the right to indemnification under this Agreement absent actual prejudice. Representative shall have the right to represent the interests of the Company, any of its Subsidiaries or the Surviving Corporation before the relevant Governmental Body with respect to any inquiry, assessment, proceeding or other similar event relating to the Taxes of the Company or its Subsidiaries (a “Tax Matter”) that relates solely to any taxable period that ends on or before the Closing Date and shall have the right to control the defense, compromise or other resolution of any such Tax Matter, including responding to inquiries, preparing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter; provided, however that (i) Representative shall have acknowledged in writing to Parent the unqualified obligation of the Holders to indemnify the Parent Indemnitees with respect to such Tax Matter, (ii) Parent shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at its own expense, separate from counsel employed by Representative, and (iii) Representative shall not enter into any settlement of or otherwise compromise any such Tax Matter to the extent that it could adversely affect the Surviving Corporation or any of its Affiliates without the prior written consent of Parent, which consent shall not be unreasonably conditioned, withheld or delayed. With respect to any Tax Matter that relates solely to any Pre-Closing Tax Period that could reasonably be expected to result in a Loss that could exceed the remaining balance under the Cap, (i) each such party may participate in the Tax Matter and (ii) the audit or proceeding shall be controlled by that party which may be liable for a greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future Tax periods (assuming payment of the full amount of the Loss and with giving effect to the Cap). Parent shall have the right to represent the interests of the Company, any of its Subsidiaries or the Surviving Corporation before the relevant Governmental Body with respect to any Tax Matter than does not relate solely to any taxable period that ends on or before the Closing Date and shall have the right to control the defense, compromise or other resolution of any such Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Matter; provided, however if the Holders would be required to indemnify Parent, the Surviving Corporation or any of their Affiliates pursuant to Section 8.02(a)(i) of this Agreement with respect to such Tax Matter then: (i) Representative shall have the right (but not the duty) to participate in the defense of such Tax Matter and to employ counsel, at its own expense, separate from counsel employed by Parent, and (B) Parent shall not enter into any settlement of or otherwise compromise any such Tax Matter to the extent that it adversely affects the Tax liability of the Holders without the prior written consent of Representative, which consent shall not be unreasonably conditioned, withheld or delayed.

(f) Other Parent Covenant. Parent shall not take any action with respect to the Surviving Corporation that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

8.11 Further Assurances. From time to time, as and when requested by any party and at such requesting party’s expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

8.12 Financing.

(a) Parent shall use, and shall cause its Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letters (or the Alternative Financing on the terms described in the Alternative Financing Commitment Letters, if applicable) as soon as reasonably practicable after the date of this Agreement, including using reasonable best efforts (i) to maintain in full force and effect the Commitment Letters (or the Alternative Financing Commitment Letters, if applicable), (ii) to negotiate and enter into the definitive agreements with respect to the Financing contemplated by the Commitment Letters (or the Alternative Financing Commitment Letters, if applicable) (which terms shall not in any respect expand on the conditions precedent to the funding on the Closing Date of the Financing (or the Alternative Financing, if applicable) (the “Financing Agreements”)), (iii) to satisfy (or cause its Affiliates to satisfy) on a timely basis all conditions applicable to Parent and its Subsidiaries to obtaining the Financing (or Alternative Financing) set forth in the Commitment Letters (or Alternative Financing Commitment Letters) that are within their control, (iv) to take each of the actions required of the Company and its Subsidiaries in Section 8.12(b) below with respect to itself and its Subsidiaries, and (v) to fully enforce its rights under the Commitment Letters (or the Alternative Financing Commitment Letters, if applicable) and Financing Agreements in the event of a breach by any Financing Sources that impedes or delays the Closing, including by seeking specific performance of the parties thereunder if necessary to cause the Financing Sources to fund the Financing or Alternative Financing, as applicable, required to consummate the Merger at the Closing; provided that solely with respect to this clause (v), (A) all conditions in Sections

2.01 and 2.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (B) the Company has irrevocably confirmed that (1) all conditions set forth in Section 2.03 have been satisfied or that it is willing to waive any of the conditions in Section 2.03 to the extent not so satisfied and (2) if specific performance is granted and the Financing is funded, then the Closing will occur and (C) all conditions to the consummation of the Financing contemplated by the Commitment Letters (other than those conditions that by their nature cannot be satisfied until the Closing, but each of which shall be capable of being satisfied on the Closing (and shall be satisfied on the Closing Date)) have been satisfied and remain satisfied. Parent shall not permit any amendment, modification or supplement to be made to, or any waiver of, any provision or remedy under the Commitment Letters (or the Alternative Financing Commitment Letters, if applicable) and/or the Financing Agreements, that (A) expands upon the conditions precedent to the funding on the Closing Date of the Financing (or Alternative Financing, as applicable) as set forth in such agreements, or (B) could prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. Parent shall be permitted to reduce the amount of Financing under any Financing Commitment or the definitive agreements with respect thereto in its reasonable discretion; provided, that Parent shall not reduce a Financing to an amount committed below the amount that is required, together with the financial resources of Parent, including cash on hand, marketable securities and the proceeds of loans under existing credit facilities of Parent or its subsidiaries, to consummate the Merger and the other transactions contemplated by this Agreement, and provided further that such reduction shall not (I) expand upon the conditions precedent to any Financing as set forth in the Commitment Letters or (II) prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement. In the event that any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions set forth in the applicable Commitment Letters and/or the Financing Agreements, Parent shall promptly notify the Company, and Parent shall use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources (“Alternative Financing”) on terms that will still enable Parent to consummate the transactions contemplated by this Agreement and to obtain, and, when obtained, to provide the Company with a copy of, new financing commitments (including all exhibits, schedules, annexes and amendments to such agreement and excerpts of those portions of each fee letter and engagement letter associated therewith that contain any conditions to funding of “flex” provisions) that provide for such Alternative Financing (the “Alternative Financing Commitment Letters”). Parent shall refrain (and shall cause its Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions precedent contained in any Commitment Letter, Alternative Financing Commitment Letter or Financing Agreement. Parent shall keep the Company reasonably informed on a current basis in reasonable detail of the status of its efforts to obtain any Financing or Alternative Financing, provide the Company copies of all documents related to any Financing or Alternative Financing and give the Company prompt notice of any material breach or threatened breach by any party to any Financing Commitment or Alternative Financing of which Parent becomes aware or any termination of any Commitment Letter (or Alternative Financing Commitment, if applicable) and/or the Financing Agreements, and Parent shall give the Company prompt notice of any termination or threatened termination of the Commitment Letters (or Alternative Financing Commitment, if applicable) and/or the Financing Agreements. In the event that Parent commences an enforcement action to enforce its rights under the Commitment Letters (or Alternative Financing Commitment Letters, if applicable) or the Financing Agreements and/or cause the Lenders or other Financing Sources to fund the Financing or any Alternative Financing, Parent shall keep the Company reasonably informed of the status of such enforcement action and at the reasonable request of the Company shall make Parent’s officers, directors, employees, financial advisors, accountants and other advisors, representatives and agents reasonably available to discuss the status of, and material developments with respect to, such enforcement action.

(b) The Company shall provide, shall cause its Subsidiaries to provide and shall use its reasonable best efforts to cause the Company’s officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers, representatives and agents retained by the Company or any of the Company’s Subsidiaries, to provide such reasonable cooperation in connection with any Financing as may be reasonably requested by Parent or any provider of such Financing or any Alternative Financing, including, but not limited to, (i) participation in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for such Financing or any Alternative Financing and senior management and representatives, with appropriate seniority and expertise, of the Company), drafting sessions, presentations, road shows, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies, (ii) providing Parent and its Financing Sources with financial and other pertinent information regarding the Company and the Company’s Subsidiaries (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent and the Company customary for such financing or reasonably necessary for the completion of any Financing by Parent’s Financing Sources) as may be reasonably requested by Parent to consummate such Financing, (iii) assisting Parent and its Financing Sources in the preparation of documents and materials in connection with any Financing, including, but not limited to, (A) any offering documents, bank information memoranda, prospectuses and other informational and marketing materials and documents (including historical and pro forma financial statements and information) for any portion of any Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of Parent and its Financing Sources for any portion of any Financing (including consenting to the use of the Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries), (v) reasonably facilitating the pledging of collateral and execution and delivery of definitive financing documents and customary deliverables, (vi) providing the consolidated balance sheet of the Company as of the end of the fiscal year ending December 31, 2010 and related consolidated statements of operations, cash flows and shareholders’ equity, accompanied by an unqualified report thereon of McGladrey, and an unaudited balance sheet and related statements of operations and cash flows of the Company for each fiscal quarter ending more than 45 days prior to the Closing Date and for the elapsed period of the 2011 fiscal year and for the comparable periods of the prior fiscal year, (vii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, and (viii) cooperating reasonably with Parent’s Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company; provided, further, that none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any Financing or Alterative Financing prior to the Effective Time; and provided, further, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries, representatives or agents in connection with such cooperation. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their representatives and agents from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of any Financing or Alternative Financing and any information utilized in connection therewith (except for Losses or damages suffered or incurred solely as a result of information provided by the Company or any of its Subsidiaries). All non-public or otherwise confidential information regarding the Company obtained by Parent or the Parent Representatives pursuant to this Section shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members.

ARTICLE 9

REPRESENTATIVE

9.01 Representative.

(a) Effective upon and by virtue of the Shareholder Approval, and without any further act of any of the Shareholders, Representative shall be hereby appointed as the representative of the Holders and as the attorney-in-fact and agent for and on behalf of each Holder for purposes of this Agreement and the Escrow Agreement and will take such actions to be taken by Representative under this Agreement and the Escrow Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby or thereby, including (i) executing and delivering this Agreement, the Escrow Agreement and any other ancillary documents and negotiating and executing such amendments, modifications, waivers or changes thereto as to which Representative, in its sole discretion, shall have consented (provided that any waiver or amendment that shall adversely and disproportionately affect the rights or obligations of any Holder as compared to other Holders shall require the prior written consent of such Holder), (ii) taking all actions and making all filings on behalf of such Holders with any Governmental Body or other Person necessary to effect the consummation of the transactions contemplated by this Agreement, (iii) agreeing to, negotiating, entering into settlements and compromises of, complying with Orders with respect to, and otherwise administering and handling any claims under this Agreement or the Escrow Agreement on behalf of such Holders, (iv) using the Representative Expense Amount, in its sole discretion, to satisfy costs, expenses and/or liabilities of Representative in connection with matters related to this Agreement and/or Escrow Agreement as Representative, and (v) taking all other actions that are either necessary or appropriate in the judgment of Representative for the accomplishment of the foregoing or contemplated by the terms of this Agreement or the Escrow Agreement. Representative hereby accepts such appointment. Representative shall use commercially reasonable efforts based on contact information available to Representative to keep the Holders reasonably informed with respect to actions of Representative pursuant to the authority granted Representative under this Agreement which actions have a material impact on the amounts payable to the Holders. Each Holder shall promptly provide written notice to Representative of any change of address of such Holder.

(b) A decision, act, consent or instruction of Representative hereunder shall constitute a decision, act, consent or instruction of all Holders and shall be final, binding and conclusive upon each of such Holders, and Parent may rely upon any such decision, act, consent or instruction of Representative as being the decision, act, consent or instruction of each and every such Holder. Parent and the Escrow Agent shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Representative.

(c) Representative will incur no liability with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Representative to be genuine and to have been signed by the proper Person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except the fraud of Representative. In all questions arising under this Agreement or the Escrow Agreement, Representative may rely on the advice of outside counsel, and Representative will not be liable to any Holder for anything done, omitted or suffered in good faith by Representative based on such advice.

(d) The Holders shall severally (each based on its Proportionate Share) but not jointly indemnify Representative and hold Representative harmless against any loss, liability or expense incurred without fraud on the part of Representative and arising out of or in connection with the acceptance or administration of Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other advisors reasonably retained by Representative.

(e) At any time Shareholders representing at least seventy percent (70%) in interest of the Shareholders may, by written consent, appoint a new representative as Representative. Notice together with a copy of the written consent appointing such new representative and bearing the signatures of Shareholders of at least seventy percent (70%) in interest of the Shareholders must be delivered to Parent and, if applicable, the Escrow Agent not less than ten (10) days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and, if applicable, the Escrow Agent. For the purposes of this Section 9.01, “seventy percent (70%) in interest of the Shareholders” shall mean Shareholders representing in the aggregate at least 70% of the percentage Shareholders’ interests in the Aggregate Merger Consideration.

(f) In the event that Representative becomes unable or unwilling to continue in his or its capacity as Representative, or if Representative resigns as a Representative, Holders representing at least seventy percent (70%) in interest of the Holders may, by written consent, appoint a new representative as Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of the Holders of at least seventy percent (70%) in interest of the Holders must be delivered to Parent and, if applicable, the Escrow Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and, if applicable, the Escrow Agent.

(g) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Holder, and (ii) shall survive the consummation of the Merger.

ARTICLE 10

DEFINITIONS

10.01 Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, will have the respective meanings set forth herein:

“ABL Commitment Letter” has the meaning set forth in Section 4.09.

“ABL Lenders” has the meaning set forth in Section 4.09.

“Accounting Firm” has the meaning set forth in Section 1.06(c).

“Acquisition Proposal” has the meaning set forth in Section 5.05.

“Adjustment Escrow Account” has the meaning set forth in Section 1.06(a)(ii).

“Adjustment Escrow Amount” means $2,000,000.

“Adjustment Escrow Funds” means, as of any date of determination, the excess (if any) of the Adjustment Escrow Amount (disregarding any interest accrued on the Adjustment Escrow Amount) minus the sum of all distributions and other payments to any Person from the Adjustment Escrow Account paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Aggregate Merger Consideration” means an amount equal to:

(A) $476,000,000,

(B) plus the aggregate exercise price of all in-the-money Options,

(C) plus the total amount of Cash on Hand,

(D) minus the outstanding amount of Indebtedness as of the Closing,

(E) minus the unpaid Holder Transaction Expenses,

(F) plus the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Target,

(G) minus the amount, if any, by which the Net Working Capital is less than the Net Working Capital Target,

(H) minus the Escrow Amount,

(I) minus the Adjustment Escrow Amount;

(J) minus the Representative Expense Amount;

(K) minus the Covered Matters Escrow Amount;

(L) plus the aggregate amount outstanding under all of the Shareholder Loans; and

(M) plus the Transaction Tax Benefits.

“Agreed Accounting Principles” means GAAP, as modified by the matters set forth on the attached Accounting Principles Schedule. For further clarification, if alternative methodologies exist for calculating asset and liability balances under GAAP, the methodology utilized by the Company in preparing Net Working Capital at the Closing pursuant to Section 1.06(a) will be employed.

“Agreement” has the meaning set forth in the preamble.

“Alternative Financing” has the meaning set forth in Section 8.12(a).

“Alternative Financing Commitment Letters” has the meaning set forth in Section 8.12(a).

“Audax” means Audax Management Company, LLC, a Delaware limited liability company.

“Audax ColorMatrix” has the meaning set forth in the preamble.

“Business Day” means any day, other than a Saturday, Sunday or a day on which the banks or national securities exchanges located in New York or Massachusetts shall be required by Law to close.

“Cash on Hand” means, with respect to the Company and its Subsidiaries, as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby) all cash, all cash equivalents and marketable securities, in each case determined in accordance with GAAP. For the avoidance of doubt, Cash on Hand will be calculated net of issued but uncleared checks and drafts and will include checks, other wire transfers and drafts deposited for the account of the Company or any of its Subsidiaries; provided, that the respective Cash on Hand of each of the Company and each of its Subsidiaries shall in no event exceed the amount set forth opposite the Company’s or such Subsidiary’s name on Exhibit F under the heading “Maximum Cash on Hand”.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.02.

“Claiming Party” has the meaning set forth in Section 8.05.

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Statement” has the meaning set forth in Section 1.06(b).

“Code” has the meaning set forth in Section 3.12(c).

“Commitment Letters” has the meaning set forth in Section 4.09.

“Common Stock” means the Company’s common stock, par value $.01 per share.

“Common Stock Certificate” has the meaning set forth in Section 1.04(a).

“Company” has the meaning set forth in the preamble.

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Name” had the meaning set forth in Section 11.01(b).

“Confidentiality Agreement” has the meaning set forth in Section 5.02.

“Contract” means any contract, indenture, note, bond, lease, license, commitment, instrument or other agreement.

“Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Covered Matters” means those matters set forth on the Covered Matters Schedule.

“Covered Matters Escrow Account” has the meaning set forth in Section 1.06(a)(ii).

“Covered Matters Escrow Amount” means $15,000,000.

“Deductible” has the meaning set forth in Section 8.02(b).

“Defending Party” has the meaning set forth in Section 8.05.

“DGCL” had the meaning set forth in the recitals.

“Disputed Items” has the meaning set forth in Section 1.06(c).

“Dissenting Shares” has the meaning set forth in Section1.07.

“Effective Time” has the meaning set forth in Section 1.02.

“Electronic Delivery” has the meaning set forth in Section 11.11.

“Environmental Laws” means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon the Company or its Subsidiaries, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“ERISA” has the meaning set forth in Section 3.12(a).

“Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, in the form of Exhibit A, to be entered into by Parent, Representative, and the Escrow Agent.

“Escrow Amount” means $15,000,000.

“Escrow Funds” means, as of any date of determination, the excess (if any) of the Escrow Amount (disregarding any interest accrued on the Escrow Amount) minus the sum of all distributions and other payments to any Person from the Escrow Account paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination.

“Estimated Aggregate Merger Consideration” has the meaning set forth in Section 1.06(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Representations” has the meaning set forth in Section 8.01(a).

“Final Aggregate Merger Consideration” has the meaning set forth in Section 1.06(d).

“Financial Statements” has the meaning set forth in Section 3.05(a).

“Financing” has the meaning set forth in Section 4.09.

“Financing Agreements” has the meaning set forth in Section 8.12(a).

“Financing Sources” means any Lender (and its Affiliates) and any other Person or lender (and its Affiliates) providing a commitment to provide any Financing or Alternative Financing.

“Full Dilution Number” means a number equal to: (i) the total number of shares of Common Stock outstanding immediately prior to the Effective Time plus (ii) the total number of shares of Common Stock issuable upon exercise in full of all in-the-money Options immediately prior to the Effective Time (assuming for the purposes of determining such number of shares, such Options are exercised by payment of the exercise price in cash and not by a net exercise or other cashless exercise feature).

“GAAP” means United States generally accepted accounting principles as in effect on the date hereof, applied in a manner consistent with the Company’s past practice.

“Governmental Body” means any federal, state, local, municipal, foreign or other government or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA.

“Holder Transaction Expenses” means the third-party, out-of-pocket costs and expenses (including legal, accounting, investment banking, advisory and other fees and expenses) of the Company and its Subsidiaries incurred but not paid prior to the close of business on the Closing Date in connection with the negotiation, execution and delivery of this Agreement and the transactions contemplated hereby and including bonuses, severance, termination, change in control or other payments to directors, employees, consultants, agents or Affiliates made or triggered in connection with the transactions contemplated hereby.

“Holder Indemnitees” has the meaning set forth in Section 8.03.

“Holders” means the Shareholders and the Optionholders.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to the Company and its Subsidiaries, the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of all liabilities (i) for borrowed money, (ii) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, (iii) owed by the Company or any of its Subsidiaries under a credit facility, (iv) evidenced by any note, bond, debenture or other debt security issued by the Company or any of its Subsidiaries, (v) for the payment of money relating to leases that are required to be classified as a capitalized lease obligation in accordance with GAAP, (vi) for all or any part of the deferred purchase price of property or services (other than trade payables), including any “earnout” or similar payments or any non-compete payments, (vii) under interest rate swap, hedging or similar agreements or (viii) any liability of others described in the preceding clauses (i) through (vii) that Company or any of its

Subsidiaries has guaranteed. Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Company or any of its wholly-owned Subsidiaries.

“Indemnified Persons” has the meaning set forth in Section 6.02(a).

“Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and uniform resource locators, and the goodwill associated with any of the foregoing; inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know how, proprietary information, customer lists, software, technical information and trade secrets; copyrights, copyrightable works, and rights in databases and data collections; moral and economic rights of authors and inventors; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, reexaminations, reissues or equivalents or counterparts thereof; and all documentation and embodiments of the foregoing.

“IRS” has the meaning set forth in Section 3.12(b).

“Latest Balance Sheet” has the meaning set forth in Section 3.05.

“Law” means any foreign, federal, state or local law, statute, code, ordinance, rule or regulation of any Governmental Body.

“Leased Real Property” has the meaning set forth in Section 3.07(b).

“Lenders” has the meaning set forth in Section 4.09.

“Letter of Transmittal” means the Letter of Transmittal, in the form of Exhibit B.

“Liens” means any lien, mortgage, security interest, pledge deposit, encumbrance, or other similar restriction.

“Loss” has the meaning set forth in Section 8.02(a).

“Material Adverse Effect” means an event, occurrence, or development that has had or would reasonably be expected to have a material adverse effect upon the financial condition, operating results, business or assets of the Company and its Subsidiaries taken as a whole, except any adverse effect related to or resulting from (i) general business or economic conditions affecting the industry in which the Company or any of its Subsidiaries operates, (ii) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in Law, Orders or other binding directives issued by any Governmental Body, (vi) the taking of any action contemplated by this Agreement (including Section 5.03) or the other agreements contemplated hereby or the announcement of this Agreement, the other agreements contemplated hereby or the transactions contemplated hereby or thereby or (vii) any matter set forth in the disclosure schedules to this Agreement to the extent the magnitude of such matter being disclosed is apparent from such disclosure, provided that any effect in excess of such disclosed magnitude shall be considered for purposes of determining whether a Material Adverse Effect has occurred; provided, that in the case of clauses (i), (ii), (iii), (iv) or (v), such changes shall not be excluded to the extent that such changes have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared with other companies in the industry in which the Company or any of its Subsidiaries operate.

“Material Contract” has the meaning set forth in Section 3.09(c).

“Merger” has the meaning set forth in Section 1.01(a).

“Merger Sub” has the meaning set forth in the preamble.

“Minor Claim” has the meaning set forth in Section 8.02(b).

“Net Working Capital” means (i) all current assets (excluding Cash On Hand and Tax assets) of the Company and its Subsidiaries as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), minus (ii) all current liabilities (excluding any items constituting Indebtedness and Tax liabilities) of the Company and its Subsidiaries as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), in each case using the same line items set forth on the Accounting Principles Schedule and calculated in accordance with the Agreed Accounting Principles. For the avoidance of doubt, the determination of Estimated Aggregate Merger Consideration and Final Aggregate Merger Consideration and the preparation of the Closing Statement will take into account only those components (i.e., line items) and adjustments reflected on the Accounting Principles Schedule and used in calculating the net working capital as set forth therein. Further to the preceding sentence, the calculation of Estimated Aggregate Merger Consideration will be determined, and any such calculation of Final Aggregate Merger Consideration on the Closing Statement will be determined, in accordance with the Agreed Accounting Principles (and without any change in or introduction of any new reserves), and without duplication to any items counted in the computation of Holder Transaction Expenses. The parties agree that the purpose of preparing and calculating the Net Working Capital hereunder is to measure changes in Net Working Capital without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies from the Agreed Accounting Principles. The parties further agree that (x) the Target Working Capital does not include any accrual for payments in respect of the Company’s 2011 management incentive plan and (y) at least $1,000,000 will be accrued as a current liability on the Closing Statement for payments in respect of the Company’s 2011 management incentive plan.

“Net Working Capital Target” means $45,800,000.

“Objections Statement” has the meaning set forth in Section 1.06(c).

“Open Source License” has the meaning set forth in Section 3.10(h).

“Option Consideration” has the meaning set forth in Section 1.05.

“Option Plan” means the ColorMatrix Group, Inc. Second Amended and Restated 2006 Equity Incentive Plan.

“Option Termination Agreement” means the Option Cancellation and Release

Agreement, in substantially the form attached as Exhibit G.

“Optionholders” means each holder of unexercised and unexpired Options immediately prior to the Effective Time.

“Options” means options to subscribe for, purchase or otherwise directly acquire Common Stock, whether vested or not.

“Order” means any order, injunction, judgment, decree, ruling, writ or arbitration award of a Governmental Body.

“Owned Real Property” has the meaning set forth in Section 3.07(a).

“Parent” has the meaning set forth in the preamble.

“Parent Indemnitees” has the meaning set forth in Section 8.02(a).

“Parent’s Representatives” has the meaning set forth in Section 5.02.

“Pension Plans” has the meaning set forth in Section 3.12(a).

“Per Share Price” has the meaning set forth in Section 1.04(a).

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being diligently contested in good faith by appropriate proceedings by the Company or one of its Subsidiaries, (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not yet due or delinquent and which are not, individually or in the aggregate, significant, (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over the Owned Real Property or the Leased Real Property which are not violated by the current use and operation of the Owned Real Property and Leased Real Property, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Owned Real Property or the Leased Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used or proposed to be used in connection with the Company’s and its Subsidiaries’ businesses, (v) public roads and highways, (vi) matters which would be disclosed by an inspection or accurate survey of each parcel of Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used in connection with the Company’s and its Subsidiaries’ business, (vii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (viii) purchase money liens and liens securing rental payments under capital lease arrangements, (ix) licenses of Intellectual Property granted in the ordinary course of business, and (x) those matters identified on the attached Permitted Liens Schedule.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Body or any department, agency or political subdivision thereof.

“Plans” has the meaning set forth in Section 3.12(a).

“Post-Closing Straddle Period” has the meaning set forth in Section 8.10(d).

“Post-Closing Tax Period” means (i) any taxable period ending after the Closing Date, other than a Straddle Period; and (ii) the portion of any Straddle Period after the Closing Date.

“Pre-Closing Straddle Period” has the meaning set forth in Section 8.10(d).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Privilege Period” has the meaning set forth in Section 8.10(d).

“Proportionate Share” means with respect to any Holder, the fraction (i) the numerator of which is the sum of such Holder’s shares of Common Stock plus the number of shares of Common Stock issuable upon exercise of such Holder’s Options in full immediately prior to the Effective Time (assuming for the purposes of determining such number of shares, such Options are exercised by payment of the exercise price in cash and not by a net exercise or other cashless exercise feature) and (ii) the denominator of which is the Full Dilution Number.

“Real Property” shall mean the Leased Real Property and the Owned Real Property.

“Real Property Deliveries” shall mean each of the following (if and to the extent reasonably required by Parent or its lenders and each in form and substance reasonably acceptable to Parent and its lenders): (i) a landlord estoppel, landlord lien waiver agreement, collateral access agreement, and non-disturbance agreement with respect to each Real Property Lease designated by Parent or its lenders, (ii) ALTA commitments for the Title Policies, together with copies of all documents and instruments noted as exceptions to title, (iii) an ALTA Owner’s Title Insurance Policy for each Real Property insuring the Company’s or any of its Subsidiaries’ fee or leasehold title (as applicable) to such Real Property as of the Closing Date with extended coverage, affirmative insurance and endorsements (including non-imputation endorsements) reasonably requested by Parent or its lenders, with no title exceptions other than Permitted Liens, in such amount as Buyer reasonably determines to be the value of the Real Property insured thereunder (the “Title Policies”), (iv) any affidavits, indemnities, memorandums of lease, evidence of authority or other documents or assurances reasonably required to issue the Title Policies or ALTA lender’s policies of title insurance, and (v) written consent of any lessors, landlords or other third parties required under the Real Property Leases.

“Registered Company Intellectual Property” has the meaning set forth in Section 3.10(a).

“Real Property Leases” has the meaning set forth in Section 3.07(c).

“Representative” has the meaning set forth in the preamble.

“Representative Expense Amount” has the meaning set forth in Section 1.06(a)(v).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” means the holders of the Common Stock at the Effective Time.

“Shareholder Approval” means the meaning set forth in the recitals.

“Shareholder Loans” means the promissory notes between the Company and each of (i) John Gelp, dated September 28, 2010, (ii) Mark Frost, dated September 28, 2010 and September 28, 2011, (iii) David Nuttall, dated September 30, 2010 and September 28, 2011, (iv) Marta Nino-Marcos,

dated September 30, 2010 and September 28, 2011, (v) William Ravenna and Marta Nino-Marcos, dated September 30, 2010, (vi) Steve Tattum, dated September 29, 2011, (vii) James Charlton, dated September 29, 2011, (viii) Zach Crawford, dated September 29, 2011 and (ix) Mark Murray, dated September 29, 2011.

“Shareholder Loan Amount” means, with respect to a Shareholder, the aggregate amount of the outstanding balance of the applicable Shareholder Loan to which such Shareholder is a party.

“Straddle Period” has the meaning set forth in Section 8.10(d).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company, or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company, or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company, or other business entity. Unless the context requires otherwise, each reference to a Subsidiary will be deemed to be a reference to a Subsidiary of the Company.

“Surviving Corporation” has the meaning set forth in Section 1.01(a).

“Tax” or “Taxes” means (i) any federal, state, local or non-U.S. income, gross receipts, capital stock, franchise, profits, license, payroll, employment, withholding, social security, unemployment, disability, real property, ad valorem/personal property, stamp, excise, severance, premium, escheat, unclaimed or abandoned property, occupation, environmental, sales, use, transfer, value added, alternative or add-on minimum, custom, duty, estimated or other tax, similar governmental fee or other assessment or similar charge, including any interest, penalty or addition thereto, whether disputed or not, (ii) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (iii) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person, and (iv) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

“Tax Matter” has the meaning set forth in Section 8.10(e).

“Tax Returns” means any return, statement, election, claim for refund, form, report, information return or other document (including schedules or any related or supporting information) in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any supplement or attachment thereto and any amendment thereof.

“Term B Commitment Letter” has the meaning set forth in Section 4.09.

“Term B Lenders” has the meaning set forth in Section 4.09.

“Termination Date” has the meaning set forth in Section 7.01(e).

“Termination Fee” has the meaning set forth in Section 7.02(b).

“Third Party Claim” has the meaning set forth in Section 8.06(a).

“Title Policies” has the meaning set forth in the definition of Real Property Deliveries.

“Transaction Tax Benefits” means an amount equal to $9,000,000.

“Transaction Tax Deductions” means any item of loss, deduction, or credit resulting from or attributable to costs and expenses of the Company and/or any of its Subsidiaries related to or arising out of the transactions contemplated by this Agreement, including, but not limited to, any loss, deduction or credit resulting from any employee bonuses, debt prepayment fees or capitalized debt costs.

“Transfer Taxes” has the meaning set forth in Section 8.10(c).

“WARN Act” has the meaning set forth in Section 8.03.

“Welfare Plans” has the meaning set forth in Section 3.12(a).

10.02 Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refers to “calendar days” unless otherwise specified.

(b) Exhibits and disclosure schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(d) Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

(e) The word “threatened” means threatened in writing.

ARTICLE 11

MISCELLANEOUS

11.01 Press Releases and Communications.

(a) No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing, any other announcement or communication to the employees, clients or suppliers of the Company or any of its Subsidiaries, will be issued or made by any party hereto without the joint approval of Parent and Representative, unless required by law (in the reasonable opinion of counsel) in which case Parent and Representative will have the right to review such press release, announcement or communication prior to its issuance, distribution or publication; provided, however, that the foregoing will not restrict or prohibit the Company or any of its Subsidiaries from making any announcement to its employees, customers and other business relations to the extent the Company or such Subsidiary reasonably determines in good faith that such announcement is necessary or advisable. For the avoidance of doubt, the parties hereto acknowledge and agree that Audax and its Affiliates (except for the Company and its Subsidiaries) may provide general information about the subject matter of this Agreement and the Company and its Subsidiaries (including its and their performance and improvements) in connection with Audax’s or its Affiliates’ fund raising, marketing, informational or reporting activities. Notwithstanding anything contained herein to the contrary, in no event will Parent or, after the Closing, the Surviving Company have any right to use Audax’s name or mark, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of Audax.

(b) Effective as of the Closing Date, the Parent and the Surviving Corporation hereby grants, on behalf of itself and its Subsidiaries, and will cause each of its Subsidiaries to grant, to Audax and its respective Affiliates (including the Representative) and each of their respective successors and assigns a non-exclusive, perpetual, royalty-free, worldwide right and license to use the name and related marks and logos of the Surviving Corporation and each of its Subsidiaries (collectively, the “Company Name”) in a form mutually agreed with Parent in advance of such use (such agreement not to be unreasonably withheld, conditioned or delayed by Parent) on its printed materials and website and in other forms and media for the sole purpose of describing the prior ownership of, or Audax’s and any of its Affiliates’ current or former interest in, the Company or any of its Subsidiaries and the associated businesses. For the avoidance of doubt, nothing contained herein will waive or restrict or otherwise limit any rights that Audax or any of its Affiliates may have under applicable Law or otherwise, including the right to use the Company Name in a descriptive manner or for any nominative fair use or fair use.

11.02 Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and Holders, on the other hand, will each pay their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of Merger and the transactions contemplated by this Agreement (whether consummated or not).

11.03 Prevailing Party. In the event of a dispute between any of the parties with respect to obligations under this Agreement, the prevailing party in any action or proceeding in any court or arbitration in connection therewith will be entitled to recover from such other party its costs and expenses, including reasonable legal fees and associated court costs.

11.04 Knowledge Defined. For purposes of this Agreement, the phrase “the Company’s knowledge” as used herein means the actual knowledge without independent investigation (and will in no event encompass constructive, imputed or similar concepts of knowledge) of the following individuals:

John Gelp, Ami Kherbouche, Mark Frost and Celio Andrino.

11.05 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent, Merger Sub (and, after the Closing, the Surviving Corporation):

c/o PolyOne Corporation

33587 Walker Road

Avon Lake, Ohio 44012

Facsimile: (440) 930-3839

Attention: Lisa K. Kunkle, Vice President, General Counsel and Secretary

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Facsimile: (216) 579-0212

Attention: James P. Dougherty

Notices to Company (prior to the Closing) or Representative:

c/o Audax Management Company, LLC

101 Huntington Avenue

Boston, MA 02199

Telephone: (617) 859-1500

Fax: (617) 859-1600

Attention: Keith Palumbo and General Counsel

with a copy to:

Ropes & Gray LLP

Prudential Tower 800 Boylston Street Boston,

Massachusetts 02199

Facsimile: (617) 951-7050

Attention: Kendrick Chow

11.06 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party without the prior written consent of the other parties. Notwithstanding the foregoing, (i) Parent may assign this Agreement to any Subsidiary of Parent or to any Financing Source as security for obligations to such Financing Source in respect of any financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, extensions, refundings or renewals thereof, provided, that no assignment to any such Subsidiary or Financing Source will in any way affect Parent’s obligations or liabilities under this Agreement and (ii) after the Closing, any Holder may assign this Agreement to any of its beneficial owners or successors by operation of law.

11.07 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties will amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

11.08 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The disclosure schedules attached to this Agreement have been arranged for purposes of convenience in separately titled sections corresponding to sections of this Agreement; provided, however, that each section of the disclosure schedules will be deemed to incorporate by reference all information disclosed in any other section of the disclosure schedules where it is reasonably apparent that such disclosure in such other section is relevant. Capitalized terms used in the disclosure schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the disclosure schedules or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the disclosure schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any disclosure schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the disclosure schedules and Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third party of any matter whatsoever (including any violation of law or breach of contract).

11.09 Amendment and Waiver. Any provision of this Agreement or the disclosure schedules or Exhibits, except in the case of any express waiver or amendment of Section 7.02, Section 8.02, Section 11.06, Section 11.14 and Section 11.16 which is, individually or in the aggregate, materially adverse to any Financing Source, which waiver or amendment will only be effective with respect to such Financing Source if such Financing Source has consented thereto to the extent that the consent of such Financing Source is required to be obtained under any applicable commitment letter relating to waivers or amendments of this Agreement, may be amended or waived only in a writing signed by Parent and Representative. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

11.10 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

11.11 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages, electronic transmission in portable document format (.pdf)) or electronic mail (any such delivery, an “Electronic Delivery”)), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. Any documents delivered through the use of Electronic Delivery will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

11.12 Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub hereunder are jointly and severally guaranteed by each other.

11.13 Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement will be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of New York, except to the extent the DGCL shall be held to govern the Merger.

11.14 Consent to Jurisdiction and Service of Process. Subject to Section 1.02 (which will govern any dispute arising thereunder), the parties to this Agreement submit to the exclusive jurisdiction of the state courts located in New York, New York or the courts of the United States located in New York, New York in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith and by this Agreement waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that they are not subject thereto or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper. Service of process with respect thereto may be made upon any party by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its address as provided in Section 11.05. Notwithstanding the foregoing, but without limiting the provisions of Section 8.02(e), each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, in any forum other than the Supreme Court of the State of New York, Borough of Manhattan, or, in the Federal courts of the State of New York sitting in the Borough of Manhattan (and appellate courts thereof).

11.15 Waiver of Jury Trial. Each party hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 11.15.

11.16 No Third Party Beneficiaries. No Person other than the parties will have any rights, remedies, obligations or benefits under any provision of this Agreement, other than Sections 8.02 and 8.03 (to the extent provided therein), except for (a) the directors and officers of the Company and its Subsidiaries solely with respect to Section 6.02, (b) the officers, directors, employees and Affiliates of the Company, Representative and any Holder with respect to Section 8.02(e), (c) Audax solely with respect to Section 11.01 and (d) any Financing Sources and their respective successors, legal representatives and permitted assigns with respect to their respective rights under Section 7.02, Section 8.02, Section 8.12, Section 11.06, Section 11.09, Section 11.14 and Section 11.15.

11.17 Representation of the Holders and their Affiliates. Parent agrees, on its own behalf and on behalf of the Parent Indemnitees, that, following the Closing, Ropes & Gray LLP may serve as counsel to any Holder, Representative and their respective Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Ropes & Gray LLP prior to the Closing Date of the Company or any of its Subsidiaries. Parent and the Surviving Corporation (on behalf of itself and its Subsidiaries) hereby (i) waive any claim they have or may have that Ropes & Gray LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises after the Closing between Parent, the Surviving Corporation or any of its Subsidiaries and any Holder, Representative or any of their respective Affiliates, Ropes & Gray LLP may represent any Holder, Representative or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent or the Surviving Corporation or its Subsidiaries and even though Ropes & Gray LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute. Parent and the Company (on behalf of itself and its Subsidiaries) also further agree that, as to all communications among Ropes & Gray LLP and the Company, its Subsidiaries, any Holder, Representative or Affiliates and representatives of any Holder or Representative, that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the applicable Holder and may be controlled by the applicable Holder and will not pass to or be claimed by Parent, the Surviving Corporation or any of its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Corporation or any of its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by Ropes & Gray LLP to such third party; provided, however, that neither the Surviving Corporation nor any such Subsidiary may waive such privilege without the prior written consent of Representative.

11.18 Deliveries to Parent or Merger Sub; Disclaimer. Parent and Merger Sub agree and acknowledge that all documents or other items included in the electronic dataroom prior to the date hereof will be deemed to be delivered to Parent and Merger Sub for purposes of any disclosure schedule that qualifies a representation that the Company has provided certain information so long as the applicable disclosure schedule clearly identifies the document in question. In connection with Parent’s and Merger Sub’s investigation of the Company, Parent and Merger Sub have received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information of the Company. Accordingly, each Holder, Representative and the Company make no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and each of Parent and Merger Sub agrees that it has not relied thereon.

11.19 Conflict Between Transaction Documents. The parties agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement will govern and control.

11.20 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Parent, Merger Sub or the Company, as applicable, in accordance with their specific terms or were otherwise breached by Parent, Merger Sub or the Company, as applicable. It is accordingly agreed that Parent, Merger Sub, the Company or and Representative, as applicable, will be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent, Merger Sub, or the Company, as applicable, and to enforce specifically the terms and provisions hereof against Parent, Merger Sub or the Company, or Representative as applicable, in any court having jurisdiction, this being in addition to any other remedy to which Parent, Merger Sub or the Company, as applicable, are entitled at law or in equity, without posting any bond or other undertaking.

(b) Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to consummate the Merger and transactions hereunder on the terms contemplated herein only in the event that (i) all conditions in Sections 2.01 and 2.02 have been satisfied (other than those conditions that by their nature are to be satisfied or waived by actions taken at the Closing) at the time when the Closing would have occurred but for the failure of Parent to perform its obligations hereunder, (ii) the Financing provided for by the Commitment Letters (or, if applicable, Alternative Financing under the Alternative Financing Commitment Letter) has been funded or will be funded at the Closing if Parent performs its obligations hereunder, and (iii) the Company has confirmed that if specific performance is granted, and Parent performs its obligations hereunder, then the Closing pursuant to Section 1.02 will occur. Each of the parties agrees that, except as contemplated by the previous sentence, it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other parties have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.21 Consents. Parent and Merger Sub acknowledges that certain consents set forth on the Contracts Schedule to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company and/or any of its Subsidiaries is a party and such consents have not been obtained. Parent and Merger Sub agree and acknowledge that the Holders will have no liability whatsoever to Parent and Merger Sub (and Parent and Merger Sub will not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof. Parent and Merger Sub further agree that no representation, warranty or covenant of the Company contained herein will be breached or deemed breached and no condition of Parent or Merger Sub will be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination.

11.22 Deposit. Within 24 hours of the Company’s delivery of wire instructions to

Parent for payment to the Company, Parent shall pay, in cash by wire transfer of immediately available funds, an amount equal to $10,000,000 to the Company to hold as a good faith deposit in respect of amounts payable by Parent to the Company under this Agreement. In the event of termination under Sections 7.01(a), 7.01(b), 7.01(d), or 7.01(e), the Company will return such amount without interest to Parent within two Business Days of such termination.

* * * *

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

COMPANY:

COLORMATRIX GROUP, INC.

By:	/s/ Keith Palumbo
Name: Keith Palumbo
Its: President

REPRESENTATIVE,:

AUDAX COLORMATRIX HOLDINGS, LLC, solely in its capacity as the Representative

By:	/s/ Keith Palumbo
Name: Keith Palumbo
Its: Authorized Signature

[Signature Page to Agreement and Plan of Merger]

PARENT:

POLYONE CORPORATION

By:	/s/ Lisa K. Kunkle
Name: Lisa K. Kunkle
Its: Vice President, General Counsel and Secretary

MERGER SUB:

2011 COLORNEWTON, INC.

By:	/s/ Lisa K. Kunkle
Name: Lisa K. Kunkle
Its: Vice President, General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]